APLS

PE
12-31-03

RecOm™

Managed Systems Incorporated

2003 Annual Report

Recom Shareholder Letter

To our shareholders:

I would like to take this opportunity to thank our shareholders and employees for their continued confidence and support. Fiscal 2003 was a "foundation-building-year" for Recom, during which we continued to lay the groundwork for the company's future. Specifically, we invested significant resources and time on the development of our initial device, a non-invasive heart monitor for use by patients in an ambulatory setting. On September 28th we submitted the hardware portion of our system to the FDA for approval via a 510(k) application. Our team's dedication and focus was rewarded in the beginning of 2004, when, on January 28th we received approval to sell and market the device, which we call the Recom Model 100 Ambulatory Holter Monitor.

There were several other milestones/achievements made by management in 2003 that I strongly believe have positioned Recom for future success. In July of 2003 we retained Maxim Group, LLC to represent the company as its investment advisor, and completed a private placement of the company's series 'A' convertible preferred shares through Maxim. Gross proceeds to the company from the private placement were approximately $5.4 million. We were able to expand and add greater depth to our management team, as well as our board of directors. In the first quarter of 2004 we hired Jim Mazeika as Director of Business Development and added Jennifer Black to our board. We are confident that Mr. Mazeika's extensive experience in the development and marketing of similar medical devices in his previous roles in the business development units at Bard Endoscopic Technologies and Mallinckrodt Medical and as General Manager at Teledyne Medical will prove invaluable as we extend our business development efforts in 2004. Ms. Black, a dynamic and respected addition to our board, brings with her a background as a respected high-profile Wall Street analyst who will assist Recom as we grow beyond the development stage company.

Although we accomplished our stated goals for 2003, we will seek to achieve even more this year, including the listing of Recom's common shares on a nationally recognized exchange. In terms of product development, Recom is forging ahead with the development of the "back-end" or software portion of our heart monitor. This portion of the system will allow for the management of data as well as the interpretation of the signals obtained by our cardiac monitor thereby allowing physicians to utilize our solution in an efficient manner. As of now, we do not anticipate that we will need to submit any of the back-end software to the FDA for approval. Once we have completed these steps, we must design and engineer a production model for mass production. We anticipate that we will complete a production model of our heart monitor, including both back–end and front-end functions in late 2005, and will have commenced commercial marketing efforts by the end of that period.

On the financial end of our business, as you know, we do not yet have revenues, but have sufficient working capital to fund our projected operating costs for approximately 15 to

18 months. We will seek additional funding if and when the time arises and are confident in our ability to do so as we continue to grow and show progress.

Recom is committed to the continued growth of our business in a strategic and focused way. We are dedicated to our product, our shareholders and employees and we are extremely excited about the future; we thank you all for your past and continued support. Keep on the look out for the milestones we hit over the year and the good things to come as a result!

Sincerely,

Marvin Fink
Chairman and CEO

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10–KSB/A
AMENDMENT NO. 1

☒ Annual Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

☐ Transition Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to __________

Commission file number: __________

RECOM MANAGED SYSTEMS, INC.
(Exact name of small business issuer in its charter)

Delaware	**87-0441351**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4705 Laurel Canyon Boulevard, Suite 203
Studio City, California 91607
(818) 432-4560
(Address of principal executive offices) (Zip code) (Issuer's telephone number)

Securities registered pursuant to Section 12(b) of the Exchange Act: None

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days: YES ☒ NO ☐

Check if there is no disclosure of delinquent filers pursuant to Item 405 of Regulation S-B is not contained in this form, and no disclosure will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB: ☒

The issuer's revenues for its most recent fiscal year (fiscal 2002) was $0.

The aggregate market value of the issuer's voting and non-voting common equity held by the issuer's non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of a specified date within the past 60 days, was $50,765,000 as of April 30, 2004.

Check whether the issuer has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court during the past five years: YES ☒ NO ☐

The number of shares outstanding of each of the issuer's classes of stock as of as of April 30, 2004, the latest practicable date, was 33,345,262 common shares and 1,661,305 series 'A' convertible preferred shares.

Documents Incorporated By Reference

The issuer has not incorporated by reference into this annual report: (1) any annual report to the issuer's securities holders, (2) any proxy or information statement, or (3) any prospectus filed pursuant to Rule 424(b) or (c) of the Securities Act.

TABLE OF CONTENTS

ADVISEMENTS

The information set forth in the section of this annual report captioned "*Business*" is current as of April 30, 2004, unless an earlier or later date is indicated in that section. The information set forth in the sections of this annual report other than "*Business*" is current as of December 31, 2003, unless an earlier or later date is indicated in those sections.

On April 11, 2003, we effected a split in our common shares on a 3:1 forward basis through the mechanism of a stock dividend. Whenever we make any reference in this annual report to the grant or issuance of common shares or options or warrants to purchase common shares, such reference shall, for comparison purposes, be made in reference to post-split numbers and, in the case of options and warrants, exercise prices, unless we state otherwise.

In this annual report we make a number of statements, referred to as "*forward-looking statements*", which are intended to convey our expectations or predictions regarding the occurrence of possible future events or the existence of trends and factors that may impact our future plans and operating results. These forward-looking statements are derived, in part, from various assumptions and analyses we have made in the context of our current business plan and information currently available to us and in light of our experience and perceptions of historical trends, current conditions and expected future developments and other factors we believe to be appropriate in the circumstances. You can generally identify forward-looking statements through words and phrases such as "*seek*", "*anticipate*", "*believe*", "*estimate*", "*expect*", "*intend*", "*plan*", "*budget*", "*project*", "*may be*", "*may continue*", "*may likely result*", and similar expressions. When reading any forward looking statement you should remain mindful that actual results or developments may vary substantially from those expected as expressed in or implied by that statement for a number of reasons or factors, such as those relating to: (1) the success of our research and development activities, the development of a viable commercial production model, and the speed with which regulatory authorizations and product launches may be achieved; (2) whether or not a market for our products develops and, if a market develops, the pace at which it develops; (3) our ability to successfully sell our products if a market develops; (4) our ability to attract the qualified personnel to implement our growth strategies, (5) our ability to develop sales, marketing and distribution capabilities; (6) our ability to obtain reimbursement from third party payers for the products that we sell; (7) the accuracy of our estimates and projections; (8) our ability to fund our short-term and long-term financing needs; (9) changes in our business plan and corporate strategies; and (10) other risks and uncertainties discussed in greater detail in the sections of this annual report, including those captioned "*Plan of Operation*". And "*Uncertainties And Risk Factors That May Affect Our Future Results And Financial Condition*".

Each forward-looking statement should be read in context with, and with an understanding of, the various other disclosures concerning our company and our business made elsewhere in this annual report as well as other pubic reports filed with the United States Securities and Exchange Commission (the "*SEC*"). You should not place undue reliance on any forward-looking statement as a prediction of actual results or developments. We are not obligated to update or revise any forward-looking statement contained in this annual report to reflect new events or circumstances unless and to the extent required by applicable law.

BUSINESS

Overview

Recom is a development stage medical device company focused on researching, developing and marketing heart (cardiac) monitors and other diagnostic medical devices which monitor and measure the body's physiological signals in order to detect and prevent medical complications and diseases that impact an individual's health. Our products will operate using a proprietary and patented "amplification" technology which enables them to more accurately discriminate physiological signals from ambient electromagnetic background noise than existing amplification technologies. An "amplification" technology is one which enlarges or "amplifies" the body's signals of interest for diagnostic purposes while removing unwanted electromagnetic noise from other sources. Our amplification technology is an enhancement of a proven amplification technology used by the United States Air Force to record a pilot's neurological (brain) responses, and the ability of our amplification technology to more accurately discriminate physiological signals from ambient electromagnetic background noise than existing amplification technologies is based upon these proven applications and enhancements.

Corporate History

We were originally incorporated in Delaware on January 19, 1987. We had no specific business purpose on the date of incorporation and were inactive until October 30, 1998. On that date, we completed a reverse acquisition with J2 Technologies LLC, a California limited liability company formed on July 31, 1998, which was engaged in the business of developing, servicing and managing commercial computer networks both on-site and remotely. As a consequence of the reverse acquisition, we engaged in J2 Technologies' business and changed our name to Recom Managed Systems, Inc. We were subsequently unsuccessful in this business and, on June 26, 2000, filed a voluntary petition for reorganization under Chapter 11 of the Federal Bankruptcy Code. Our plan of reorganization was confirmed by the Bankruptcy Court and the confirmation order became final on November 7, 2000. Subsequent to declaring bankruptcy, we ceased our business operations. The plan of reorganization provided for a total discharge of the company and our officers and directors from all pre-petition debts, expenses and legal causes of action which may have existed on or before the filing of the bankruptcy. The plan further provided for the consolidation of all previously issued common shares, and the issuance of additional common shares to various creditors of the company. As of December 31, 2000, following full implementation of the plan, there were 4,139,784 common shares (1,379,928 shares pre-split) issued and outstanding.

On September 19, 2002, we acquired certain know how, trade secrets and other proprietary intellectual property rights relating to the development of a human biomedical signal amplification equipment and technology, referred to in this annual report as the "*Signal Technologies*", from ARC Finance Group, LLC, in exchange for 23,400,000 common shares (7,800,000 shares pre-split). The shares represented approximately 85% of our issued and outstanding common shares. We valued the Signal Technologies at $78,023 for financial accounting purposes, reflecting the ARC Finance's cost to acquire the Signal Technologies from Dr. Drakulic as discussed below. The terms of the acquisition were determined by the parties on an arms-length negotiated basis. No independent valuation was sought from a business/technology appraiser or other third party due to financial constraints. There was no relationship between Recom, including our officers, directors and shareholders, and ARC Finance Group, including its officers, directors and shareholders, prior to our acquisition of the Signal Technologies from ARC Finance Group. No finder's fees or other forms of consideration were paid by either Recom or ARC Finance Group or our respective officers, directors or shareholders in connection with our acquisition of the Signal Technologies.

The principal component of the Signal Technologies is a patented "amplification" technology which was originally invented by Dr. Budimir S. Drakulic. The underlying patent covers methods of discriminating different biomedical signals from a background of electromagnetic ambient noise. Also included in the Signal Technologies was an assignment of a license agreement dated December 9, 1993 between Dr. Drakulic and Teledyne Electronic Technologies pursuant to which Dr. Drakulic granted a limited license to Teledyne to manufacture products and use an early version of the amplification technology to manufacture devices that will analyze signals produced by the brain (EEG) in an effort to understand a patient's sleep patterns. This license agreement specified that Dr. Drakulic retained ownership of the original patent and underling technology and the right to use technology to develop new products as long as they would not infringe on Teledyne's sleep pattern recognition products. Dr. Drakulic has since received a letter from Teledyne acknowledge that Recom's products do not infringe on Teledyne's licensed applications. Additional components of the Signal Technologies include methods to automatically and remotely provide and evaluate the signals over the telephone, the Internet, or other wireless transmissions systeMs. Concurrent with our acquisition of the Signal Technologies, we obtained Dr. Drakulic's services as our Vice President and Chief Technology Officer to lead our product development efforts.

ARC Finance Group is a Delaware limited liability company formed in May 2002 owned and controlled by Ms. Tracy Hampton. In or about May 2002, ARC Finance Group entered an understanding with Dr. Drakulic pursuant to which it would fund a proof-of-concept or validation study and other development costs relating to the Signal Technologies and pay other expenses of Dr. Drakulic in exchange for the rights to acquire and market the Signal Technologies. Pursuant to his understanding, ARC Finance funded proof-of-concept or validation studies and other development costs relating to the Signal Technologies in the amount of $78,023 during the summer of 2002, and acquired the Signal Technologies from Dr. Drakulic. Upon its acquisition of the Signal Technologies, ARC Finance sought a third-party company to license or acquire the Signal Technologies for its commercial development. Since our acquisition of the Signal Technologies, ARC Finance Group has remained a holding company for a passive investment in our company and other properties.

On April 11, 2003, we completed a three for one forward stock split, resulting in a total of 31,510,848 common shares being outstanding as of that date.

Description Of Heart Monitors And ECGs

A heart monitor is a device used to monitor and record changes in physiological signals associated with a patient's cardiovascular system. Heart monitors are used to collect physiological data for electrocardiogram tests, commonly known as 12-lead ECGs or EKGs, for the purpose of detecting and identifying cardiovascular disease. An ECG gives the physician important information about the heart. For example, by examining changes in waveforms in 0.67 to 40 Hz frequency range, known as the EC-38 standard, heart specialists known as cardiologists can identify irregularities in the heart's rate and rhythm (arrhythmia). By examining changes in waveforms in the broader 0.05 Hz to 150 Hz frequency range, known as the EC-11 standard, cardiologists can identify different types of coronary artery disease, including damage to the heart muscles or tissue resulting from decreased blood flow attributable to the narrowing of the arteries (cardiac ischemia), enlargement of the heart resulting from additional effort attributable to the hardening of the heart muscle (hypertrophy), and the occurrence of prior heart attacks as well as the presence of current heart attacks.

When an ECG test is ordinarily conducted in a clinical setting, the physiological signals from the patient's heart are acquired through twelve leads connected to ten electrodes attached to the patient's arms, chest and legs. The placement of the ten electrodes enables each muscle or chamber of the heart to be examined for diseases specific to that muscle or chamber. These physiological signals are amplified and recorded in the form of a series of wavy lines (waveforms) that can be either displayed on a screen or printed on paper for review by the cardiologist. Any irregularity in the heart rhythm or damage or stress to the heart muscle will show up as a deviation from the normal waveform.

There are three different settings under which ECGs are normally taken, the clinical (resting) setting, the ambulatory (moving) setting and the exercise (maximum stress) setting, which are described as follows:

- ECGs administered in the clinical (resting) setting are typically given under either emergency circumstances when an individual complains of symptoms typically associated with heart disease (i.e. chest pains, shortness of breath, heart palpitations), or every year or so for older patients as part of their annual physicals. Most ECGs are given in the clinical (resting) setting.

- The principal purpose in conducting ECG tests on an ambulatory basis is that many coronary artery diseases such as cardiac ischemia and cardiac hypertrophy as well as the occurrence of past or present heart attacks can escape detection without longer-term monitoring in a more physically active or stressful setting. Requiring a patient to remain immobile in a clinical setting for the requisite period of time to identify the presence of these diseases is often impossible, impractical or unduly expensive. Thus, these diseases or conditions may go undetected. An ambulatory heart monitor, commonly known as a "holter" monitor, allows the patient's heart to be continuously monitored over a period of hours or days, while the patient carries out his or her daily activities under typical conditions of stress away from the physicians' office or hospital.

- In an exercise ECG, the patient exercises on a treadmill, step machine or exercise cycle to enable the cardiologist to monitor, among other things, his heart behavior under maximum conditions of physical stress. Similar to an ambulatory ECG, this allows the cardiologist to identify many coronary artery diseases such as cardiac ischemia and cardiac hypertrophy as well as the occurrence of past or present heart attacks that may not be evident under a clinical (resting) ECG test.

In the clinical (resting) setting, ECG's measure electronic signals in the 0.05 to 150 Hz range, known as EC 11 standard. The principal technical issue in deciphering ECG waveforms arises from the existence of ambient or background "noise" emanating from other electromagnetic sources, including (1) signals generated by the other organs, muscles and systems of the body, whether from movement or the performance by those organs of their bodily functions, and (2) signals generated by sources external to the body, such as electronic equipment, lights or engines. This ambient noise is commonly referred to as an "artifact". As previously discussed, cardiologists can identify irregularities in the heart's rate and rhythm (arrhythmia) by examining changes in the 0.67 to 40 Hz EC-38 frequency range. Because of the relatively large amplitudes of these waveforms in this range, cardiologists can, as a practical matter, easily identify arrhythmia notwithstanding electromagnetic ambient or background "noise" from other sources. However, it is very difficult for cardiologists to distinguish physiological signals from ambient "noise" in the broader EC-11 frequency ranges used to identify different types of coronary artery disease, including damage to the heart muscles or tissue resulting from decreased blood flow attributable to the narrowing of the arteries (cardiac ischemia), enlargement of the heart resulting from additional effort attributable to the hardening of the heart muscle (hypertrophy), and the occurrence of prior heart attacks as well as the presence of current heart attacks. The principal reason for this difficulty is that the physiological signals associated with these other heart diseases are of a much lower amplitude or strength in the lower (0.05 to 0.67 Hz) and upper (40 to 150 hz) portions of the EC-11 frequency range, meaning that they do not stand-out from the ambient background noise in these portions and therefore cannot be easily discriminated from those signals. In order to minimize ambient "noise" in the clinical setting to procure better data in these lower-amplitude ranges, ECGs are normally taken in the hospital or physician offices in rooms that have been specially constructed to filter-out or dampen external electromagagnetic sources. Further, cardiologists instruct the patient to lie in a resting position as still as possible while a reading is taken to reduce internal ambient "noise" caused by physical movement. Another method to reduce background artifact is to reduce the sensitivity of the monitoring equipment, although this alternative results in a loss of signal quality and the ability to read certain signal intricacies.

As previously discussed, the principal purpose in conducting ECG tests on an ambulatory basis is that many types of arrhythmia and coronary artery disease such as cardiac ischemia and cardiac hypertrophy as well as the occurrence of past or present heart attacks can escape detection without longer-term monitoring in a more physically active or stressful setting than that obtained in a clinical setting. However, ambulatory heart monitors currently are unable to accurately identify most heart diseases (other than arrhythmia, which constitutes only a small percentage of heart diseases), given their inability to distinguish and discriminate the physiological signals associated with these diseases from electromagnetic ambient or background "noise" in the lower and upper portions of the full 0.05 to 150 Hz EC-11 frequency range. Ambient or background noise are electromagnetic signals emanating from other electromagnetic sources, including signals generated by the other organs, muscles and systems of the body, whether from movement or the performance by those organs of their bodily functions, and signals generated by sources external to the body, such as electronic equipment, lights or engines. The principal reason for the inability of currently marketed ambulatory heart monitors to accurately identify heart diseases other than arrhythmia is that the physiological signals associated with these other heart diseases are of a much lower amplitude or strength in the lower (0.05 to 0.67 Hz) and upper (40 to 150 hz) portions of the EC-11 frequency range, meaning that they do not stand-out from the ambient background noise in these portions and therefore cannot be easily discriminated from those signals. Thus, these products are limited to identifying higher-amplitude signals associated with arrhythmia in the less-broad but higher-amplitude 0.67 to 40 Hz EC-38 frequency range. Current ambulatory monitors therefore generally use only three leads rather than the full twelve leads used in a clinical (resting) setting, since the extra leads will not provide additional information.

As addressed above, the principal purpose in conducting ECG tests in an exercise setting is to monitor the heart under maximum conditions of physical stress. Similar to an ambulatory ECG, this allows the cardiologist to identify many coronary artery diseases such as cardiac ischemia and cardiac hypertrophy as well as the occurrence of past or present heart attacks, that may not be evident under a clinical (resting) ECG test. However, while external sources of background artifact can be eliminated in the clinical setting when exercise ECGs are conducted, the high levels of physical activity inherent in exercise ECGs generate higher internal levels of background noise. To address this issue, exercise ECG devices are connected to computers which run sophisticated software to filter and process physiological signals and come up with "average waveforms" for analysis. According to the American Heart Association and American College of Cardiology, computer processing is not completely reliable because of software limitations in handling noise and inadequacy of the available algorithms, and cardiologists are advised to look at the raw data.

Description Of Recom's ECG Products And Services; Product Advantages

Our first product which is currently under development is a 12-lead battery-operated non-invasive ambulatory heart monitor, which we have designated as the Recom Model 100 Ambulatory, Digital, Wireless ECG Monitor System. An ambulatory heart monitor, commonly known as a "holter" monitor, allows the patient's heart to be continuously monitored over a period of 24 to 48 hours, while the patient carries out his or her daily activities away from the physicians' office or hospital. Our model 100 ambulatory heart monitor should be the first ambulatory monitor on the market with the capability to clearly identifying all types of coronary artery diseases (as well as arrhythmia) due to its ability to amplify the lower-amplitude physiological signals associated with those in the lower and upper portions of the full 0.05 to 150 Hz EC-11 frequency range. Patients using our model 100 monitor will be able to move around freely while data is sent in real time from the device to a pocket PC using Bluetooth technology. At predetermined time intervals and/or when an atypical recording is sensed, the Pocket PC will transmit data wirelessly over the Internet to our monitoring center. The physician can then access the results for analysis by simply logging into our server over the Internet. Our server and network will be compliant with the Health Insurance Portability and Accountability Act, which requires that we meet federally mandated requirements when handling patient data.

Our patented amplification technology was originally developed by our Vice President and Chief Technology Officer, Dr. Budimir S. Drakulic, to address the noise issue in response to the requirements of the United States Air Force. In an effort to explore ways to accurately and objectively monitor pilot performance, the Air Force wanted to record a pilot's neurological (brain) responses, consisting of tiny electrical impulses, to different tasks and stresses occurring in-flight using an electroencephalogram or EEG test. However, the Air Force found that the neurological signal monitoring equipment then available were not able to accurately monitor EEG in an electromagnetically-charged environment such as the cockpit of a fighter jet or a B-52 bomber. In 1992 the United States Air Force selected Dr. Drakulic to lead the effort to develop a device to solve the monitoring problem. This effort ultimately resulted in the creation by Dr. Drakulic in 1994 of his first-generation amplifier, and its use by the Air Force to monitor pilot EEG signals. This model is currently used by the National Institute of Health as well as companies such as Titan Systems and Teledyne, Inc. for purposes of monitoring different neurological biomedical signals. Dr. Drakulic has since enhanced signal processing technology and adopted it for heart monitors. These enhancements have resulted in our company filing three additional patents covering different aspects of 24/7, 12-lead ECG monitoring technology.

We have recently completed development of the "front-end" or hardware portion of our model 100 heart monitor, and received FDA 510(k) marketing approval on January 28, 2004 to market that portion of the device in the United States on the basis of it being substantially equivalent to other devices on the market. The "front-end" portion of the heart monitor amplifies, collects, processes and records data. We are currently developing the "back-end" or software portion of our model 100 heart monitor, which allows the management and interpretation of the data. We intend to use and integrate into our system commercially available software for which FDA approval has already been received by original manufacturer, to manage and interpret this data. We do not believe that integration of this software into our system will require additional FDA approval. Once we have completed these steps, we must design and engineer a "production" model for mass manufacturing which will be durable, reliable and maintenance-free, and competitively priced. We anticipate that we will complete a production model of our model 100 heart monitor, integrating both back-end and front-end functions, by the end of fiscal 2005, and will have also commenced commercial marketing efforts by the end of that period.

In the longer-term, we will also market heart monitors for each of the exercise and clinical (resting) segments of the ECG market. We have initially chosen to target the ambulatory market segment with our initial product since our product advantages discussed above will have the most impact on this market segment, and to then leverage our success in this market to penetrate the exercise and clinical (resting) market segments. We believe that our amplification technology will give our monitors products advantages in both of these ECG market segments insofar as it not only separates or distinguishes low-amplitude signals from background noise, but it produces a more clear and consistent signal than that produced by monitors currently on the market. This higher signal quality will allow the cardiologist to more accurately identify the specific cardiovascular disease.

Due to the higher signal quality generated by our amplification technology, as well as the compact design of that technology, particularly in an ambulatory setting, we believe that our heart monitor can be used to create a more efficacious continuous preventive monitoring program. Specifically, we believe that individuals could periodically use our ambulatory device to not only measure their heart functions, but to create a "baseline" of historical data relating to their individualized signals using mathematical or "algorithmic" waveform pattern recognition programs we are developing. The physician can then not only compare these signals and baseline with our known database of irregular or "anomalous" ECG waveforms indicative of particular forms of heart disease, but also identify fluctuations from the individual's unique baseline. To support this theory, our scientists are currently undertaking focused research studies to categorize physiological baselines and their correlation to heart disease. If we can verify that deviations from a patient's baseline can serve as a marker of disease or life-threatening conditions, these events could be treated earlier, thereby resulting in decreased medical expenses, reduced hospitalization and fewer incidences of death and disability.

Other Products

Our amplification technology is also extremely effective when used for other biomedical signals such as electroencephalogram or EEG tests used to measure neurological (brain) responses. Indeed, as discussed above, the technology was originally developed by Dr. Drakulic expressly for this purpose, and the enhancements Dr. Drakulic has since made to the technology should give it a competitive advantage over other technologies on the market. We intend in the future to devote a portion of our development activities to EEG-related applications of our technology, such as Alzheimer's and other neurological diseases.

Competition

Our principal competitors in the ambulatory heart monitor markets are as follows::

- CardioNet, Inc., located in San Diego, California, sells an ambulatory ECG monitor system which records and wirelessly transmits physiological data by an RF to a handheld PDA for later modem or Internet transmission. We believe that CardioNet's system is closest to our product in terms of operations and features. The CardioNet monitor is only certified under EC 38, and only uses three leads. As a consequence, CardioNet's system can only identify irregularities in the heart's rate and rhythm (arrhythmia).

- Cardiac Telecom, located outside Pittsburgh, Pennsylvania, sells an ambulatory heart monitor system which transmits wirelessly from the chest to a data processor/phone-connected station. The data is then sent over a hard line to the Internet. This system is only ambulatory when in 30/60 feet of the base unit. The base unit is the size of a desk-top PC and runs on line current. Hence it is only used as a home unit.

The Cardiac Telecom monitor is only certified under EC 38, and only uses three leads. As a consequence, Cardiac Telecom's system can only identify irregularities in the heart's rate and rhythm (arrhythmia).

- Raytel Medical, located in Windsor, Connecticutt, is a division of SHL Telemedicine based in Israel. Raytel Medical is the largest provider in the United States for holter monitoring and cardiac event devices. All of their systems are transtelephonic and not wireless. They have a 12 lead ECG system but we believe that the electrode system is poor and is put on the chest by the patient to record 30 to 120 sec strip when they feel an event occurring. Then the patient must bring the device to a phone and transmit it to a monitoring center. Our system requires no patient effort to record the signal and when an abnormal signal is recorded, it is sent wirelessly to a monitoring center. The Raytel Medical monitor is only certified under EC 38.

- Mortara Instrument, located in Milwaukee, Wisconsin, manufacturers a 12 lead ECG ambulatory system. The Mortara Instrument monitor is only certified under EC 38.

- Card Guard, located in Switzerland, has two divisions in the United States, Instromedix and Lifewatch. Presently, they market event recorders as well as operating monitoring centers. They are looking to move into the wireless monitoring space but today they are all transtelephonic.

Market Size

Cardiovascular disease is the leading cause of death in the industrialized world. According to the American Heart Association's "*Heart Disease and Stroke Statistics–2004 Update*":

- Heart disease and stroke, the principal components of cardiovascular disease, claim more lives in the United States each year than the next five leading causes of death combined;

- Approximately 61,800,000 people in the United States suffer from one or more types of cardiovascular disease each year;

- Approximately 950,000 lives were claimed by cardiovascular diseases in the United States in 1999;

- Patients who have suffered heart attacks in the United States number 7.3 million, congestive heart failure 4.7 million, arrhythmia 2.0 million, and angina 6.4 million;

- Approximately one-sixth of all people in the United States killed by cardiovascular disease are under the age of 65; and

- In 2004 the estimated direct and indirect healthcare cost of cardiovascular disease in the United States will be $368.4 billion.

The Center for Disease Control has stated that, if all forms of major cardiovascular disease were eliminated, life expectancy would rise by almost 7 years while, in comparison, if all forms of cancer were eliminated, the gain in life expectancy would only be 3 years.

Based upon the foregoing statistics, we believe that patients with any of these health problems would probably benefit in some manner from improved heart monitoring.

Marketing And Distribution Strategy

Our current plans are to license our heart monitor technologies for stationary heart monitor applications to established medical-device manufacturers and distributors, who will most likely incorporate them into their own products. In the case of the market for ambulatory heart monitors, we anticipate that we will delegate most of our sales, marketing and distribution activities to third party medical-device marketing and distribution companies on a regional basis, while creating a small internal sales, marketing and distribution staff to monitor and manage those activities and to directly market and distribute our products to doctors, hospitals and distributors on a selected basis. We will also probably explore joint venture relationships.

Manufacturing Capacity

We currently fabricate our heart monitors either in-house or through engineering consultants. Given the limitations in our internal manufacturing capability, we anticipate that we will rely upon third party contract manufacturers or joint-venture partners to satisfy future production requirements when we are able to introduce our products to market. Most of the components of our products are standard parts which will be available from multiple supply sources at competitive prices.

Research And Development

We currently conduct research and development activities either in-house or through engineering consultants. Our research and development expenses for fiscal 2003 and 2002 was $497,631 and $67,500, respectively. None of these expenditures were borne by customers. We have budgeted $1,000,000 for research and development for fiscal 2004.

Regulatory Overview

The Medical Device Amendments of 1976 (the "*Medical Device Act*"), a section of the Federal Food, Drug & Cosmetic Act, establishes complex procedures for compliance based upon FDA regulations that designate devices as Class I (general controls, such as compliance with labeling and record-keeping requirements), Class II (performance standards in addition to general controls) or Class III (pre-market approval application before commercial marketing).

A medical device that is substantially equivalent to a directly related medical device previously in commerce may be eligible for the FDA's abbreviated pre-market notification "510(k) review" process. FDA 510(k) clearance is a "grandfather" process. As such, FDA clearance does not imply that the safety, reliability and effectiveness of the medical device has been approved or validated by the FDA, but merely means that the medical device is substantially equivalent to a previously cleared commercially-related medical device. The review period and FDA determination as to substantial equivalence should be made within 90 days of submission of a 510(k) application, unless additional information or clarification or clinical studies are requested or required by the FDA. As a practical matter, the review process and FDA determination often take significantly longer than 90 days.

Our heart monitor is a Class II product. In September 2003, we submitted an application to the FDA for the "front-end" or data collection, processing and recording functions of our monitor on form 510(k), and received FDA approval to market this portion of the device in the United States on January 28, 2004. We are currently developing the "back-end" or software portion of our monitor, which allows the management and interpretation of the data, and for which FDA approval generally is not required.

Patents And Licenses

We hold patent number 5,678,559 issued by the United States Patent and Trademark Office for our core technology, our amplification device. This patent, labeled "*A Method And System Of Recording Different Physiological Signal From A Human Body*", was granted on October 21, 1997. This patent, which was assigned to us by ARC Finance Group as part of our acquisition of the Signal Technologies, expires on October 21, 2014.

We also hold the following three patent applications filed with the United States Patent and Trademark Office: (1) number 10/293,105 captioned "*System for, and Method of, Acquiring Physiological Signals of a Patient*" filed on November 13, 2002, (2) number 10/611,696 captioned "*Amplified System for Determining Parameters of a Patient*" filed July 1, 2003; and (3) number 10/664,711 captioned "*Apparatus for, and Method of, Determining the Characteristics of a Patient's Heart*" filed September 17, 2003. Each of these patent applications covers aspects of our core technology that enhances the operation of our heart monitor. Dr. Drakulic is the inventor named in our core patent and each of the patent applications. We are currently waiting for comment from the United States Patent and Trademark Office on each of these patent applications.

Also included in the Signal Technologies was an assignment of a license agreement dated December 9, 1993 between Dr. Drakulic and Teledyne Electronic Technologies, pursuant to which Dr. Drakulic granted a limited license to use an early version of the amplification technology to analyze signals produced by the brain (EEG) in an effort to understand a patient's sleep patterns. We do not expect to earn significant revenues from this license. This license will not prevent Recom from competing in the broader market for EEG amplification products.

Competition

Because we do not yet have a saleable product, we have no competitive presence in the medical monitoring device market. Even if our heart monitor is approved for sale, we do not expect to establish a competitive presence in this market for several years, if at all. There are numerous suppliers of heart monitoring products, all of which have established products and methods of distribution as well as more money than we do. We may never be able to compete successfully in this or any other medical device market.

Costs And Effects Of Compliance With Environmental Laws

There are no special or unusual environmental laws or regulations that will require us to make material expenditures or that can be expected to materially impact on the operation of our business.

Employees

We currently have seven full-time employees, and engage the services of eight engineering, marketing and financial consultants on a part-time basis. None of our employees is represented by a labor union and we consider our relationships with our employees to be good.

PROPERTIES

Our executive offices are located at 4705 Laurel Canyon Boulevard, Suite 203, Studio City, California. These facilities, consisting of approximately 3,550 square feet and encompassing four suites including our administrative offices and research and development/laboratory facilities, are leased through August 30, 2005. We pay approximately $8,100 per month in base rent for these facilities, which we believe reflected market value on the date the lease was executed, and are also required to pay our share of any increase in operating expenses after August 2002. Operating expenses include expenses for maintenance of common areas, heating, air conditioning, plumbing, trash disposal, janitorial and security services and other like expenses. The leased premises are in good condition and we believe they will be suitable for our purposes for at least twelve months.

FINANCIAL STATEMENTS AND SUMMARY FINANCIAL DATA

Our financial statements and notes thereto are filed in a separate section at the end of this annual report. The following tables summarize the consolidated statements of operations and balance sheet data for our company for the periods or as of the dates indicated, respectively:

	Year Ended December 31,	
	2003	2002
Consolidated Statements of Operations Data:		
Revenue	$ —	$ —
Research and development expenses	$ (497,631)	$ (67,500)
General and administrative expenses	$ (4,813,746)	$ (144,454)
Net loss	$ (5,311,377)	$ (211,954)
Preferred dividend	$ (1,975,170)	$ —
Net loss attributed to common stockholders	$ (7,264,547)	$ (211,954)
Basic and diluted loss per share	$ (0.17)	$ (0.02)
Basic and diluted loss per share attributed to common stockholders	$ (0.23)	$ (0.02)
Weighted average shares outstanding, basic and diluted	31,765,404	11,609,162

	Year Ended December 31, 2003
Consolidated Balance Sheet Data:	
Current assets	$ 4,088,469
Total assets	$ 4,415,596
Current liabilities	$ 590,856
Total liabilities	$ 590,856
Total stockholders' equity	$ 3,824,740
Total liabilities and stockholders' equity	$ 4,415,596

PLAN OF OPERATION

Results Of Operations

Prior to On September 19, 2002 we were an inactive "shell" company with no revenues and minimal expenses. On September 19, 2002 we acquired the Signal Technologies, adopted a new business plan to develop that technology, and commenced hiring staff and commencing research and development activities. As a consequence of these activities, our net loss (before preferred dividends) increased from $211,954 in fiscal 2002, most of which occurred in the fourth quarter of that year, to $5,311,377 for fiscal 2003. Research and development expenditures increased from $67,500 in fiscal 2002 to $497,631 in fiscal 2003, reflecting the ramp-up in our research and development activities. General and administrative expenses increased from $144,454 to $4,813,746, reflecting the ramp-up in our overall operations. The primary components of the increased general and administrative expenses were (1) professional fees (legal, accounting, investment banking, medical product and regulatory consulting, and general consulting for management and marketing), and (2) premiums for directors and officers insurance. We also incurred a preferred dividend of $1,953,170 in fiscal 2003, which was attributable to a combination of (i) the value of the beneficial conversion feature of the preferred shares ($896,474), (ii) the fair value of the warrants ($949,121), and (iii) accrued dividends payable on the preferred shares ($107,575).

Plan Of Business Through End Of Fiscal 2005

Our plan of operation until the end of fiscal 2005 is to complete the development of our first product, our model 100 ambulatory heart monitor.

As discussed earlier in this annual report, we have recently completed development of the "front-end" or hardware portion of our model 100 heart monitor, and submitted it to the FDA for marketing approval on a 510(k) basis as being substantially similar to other devices on the market. The "front-end" portion of the device collects, processes and records data. FDA 510(k) approval to market this "front-end" portion of our device in the United States was subsequently granted by the FDA on January 28, 2004. We are currently developing the "back-end" or software portion of our model 100 heart monitor, which allows the management and interpretation of the data. We intend to use and modify commercially available software for which FDA approval has already been received to manage and interpret this data. We do not believe that our modification of this software will require additional FDA approval. Once we have completed these steps, we must design and engineer a "production" model for mass manufacturing which will be durable, reliable and maintenance-free, and competitively priced. We anticipate that we will complete a production model of our model 100 heart monitor, integrating both back-end and front-end functions, by the end of fiscal 2005, and will have also commenced commercial marketing efforts by the end of that period.

We have currently budgeted $3,600,000 to complete the development of our non-invasive ambulatory heart monitor through the end of fiscal 2005, including $2,300,000 to cover our projected general and administrative and marketing expenses during this period, and $1,300,000 to cover our projected research and development, and product testing and development costs during this period.

The steps we need to take to complete our research and development, product development and testing activities include the following:

- We need to finalize the remaining development work on the "front-end" portion of the device, which consists of designing the device to meet the ANSI/AAMI EC-38 standard for ambulatory electrocardiographs adopted by the FDA for clinical (resting) diagnostic heart monitors (i.e., ability to interpret physiological signals throughout the entire 0.7HZ to 150 HZ range), as well as satisfying applicable performance, safety and environmental standards such as those relating to electromagnetic interference, electromagnetic susceptibility, shock and current leakage. These latter standards include the IEC60601-2-27 requirements for the safety of electrocardiograph devices; the IEC 60601-1-2 requirements for safety and electromagnetic compatibility; the UL2601-1 medical equipment general requirements for safety; and FCC regulations under part 15, subpart C, governing allowable frequency ranges for different types of devices, including medical devices. None of this work needs to be approved by the FDA, however, before we can commence marketing our model 100 monitor, we must not only satisfactory complete the performance testing of our monitor to establish that it satisfies the requirements described above, but must also conduct user preference tests measuring our device against other ambulatory monitors. This latter testing will be conducted at our laboratory facilities as well as at selected hospitals and university sites. A minor expense in the testing will be the cost to acquire competitor's devices. We anticipate that we will complete this work by the end of the fourth quarter of 2004. We have budgeted $280,000 for this phase.
- We also need to complete the "back-end" portion of the device. To do so, we anticipate spending $250,000 to purchase off-the-shelf software which we can use with only minor modifications, and spending an additional $200,000 to develop proprietary software and algorithms. We anticipate that we will complete this work by the end of the first quarter of 2005.
- Once we have fully designed the "front-end" portion of our device, we intend to submit test protocols in the third quarter of 2005 to several institutional review boards to review. We will coordinate the writing of a number of "white papers" relating to effectives of our device and published results in peer review journals. The term "white paper" is used to describe articles written by recognized experts in the field and presented at technical conferences or published in scientific journals. During this period, we also intend to make arrangements with four or more hospitals or clinics to test our device. We anticipate that we will complete this process by the third quarter of 2005. During the course of this period we should complete the "back-end" portion of the device, and we will then have the opportunity to use it during the clinical testing with the "front-end" portion. Our anticipated budget for these activities is $300,000.
- We need to design a vest which can be used on a 24/7 basis for extended periods of time, while being taken off by the patient intermittently for showers, etc. We must address two engineering issues in

developing this vest. First, we need to develop an electrode which can be incorporated into the vest to monitor the patient's heart signal, thus replacing the use of leads and gels currently used in recording ECGs. Second, we need to design the vest in such a fashion that it not only holds the electrode against the body at the correct locations and in the proper manner, but it also can be adapted to fit patients with different heights, weights and physiques. We project that we will spend approximately $230,000 to conduct these development activities, and expect to complete them by the last quarter of 2005.

- We have also budgeted $60,000 to purchase various items of equipment to test the operation of the device over different phases.

Marketing activities included in our general and administrative expenses will include (1) hiring three sales managers by the end of 2005 for the east coast, Midwest, and south, respectively; (2) exhibiting at various trade shows, including shows for the North American Society for Pacing and Electrophysiology, American College of Cardiology and American Heart Association to be held in 2005; (3) commencing an advertising program in cardiology journals in 2005, and (4) providing sample heart monitors to key cardiologists, hospitals and monitoring centers in early to mid 2005.

We anticipate that we will convert one current consultant to an employee, and add four additional employees, to our staff through the end of fiscal of 2005.

Liquidity And Capital Resources

For the period January 1, 2002 through December 31, 2003, we principally financed our operations through a combination of (1) the sale of our common shares, series 'A' preferred shares and common share purchase warrants for cash ($6,101,650); and (2) the issuance of common shares or common share purchase warrants in payment of the provision of services ($3,666,861).

We currently have approximately $3,100,00 of cash on hand, which we project will fund our projected product development and operating costs through the October 2005. Once we commence marketing our heart monitor, we project that we will not be cash flow positive based solely on projected sales and service revenues less manufacturing, general and administrative, marketing expenses and other operating costs for at least eight months. We will need to raise additional cash and working capital to cover an expected shortfall in our cash and working capital until we become cash-flow positive. Should our costs and expenses prove to be greater than we currently anticipate, or should we change our current business plan in a manner that will increase or accelerate our anticipated costs and expenses, such as through an acquisition of new products, the depletion of our working capital could occur sooner than projected. For example, we are currently considering the acquisition of a non-prescription heart monitor from TZ Medical, Inc. which would increase our projected marketing costs, although it is probably less probable than more probable that we will consummate the transaction. Should we determine it to be necessary to raise additional cash in the future as our current cash and working capital resources are depleted, we will seek to raise it through the public or private sales of debt or equity securities, the procurement of advances on contracts or licenses, funding from joint-venture or strategic partners, debt financing or short-term loans, or a combination of the foregoing. We may also seek to satisfy indebtedness without any cash outlay through the private issuance of debt or equity securities. We currently do not have any binding commitments for, or readily available sources of, additional financing. We cannot give you any assurance that we will be able to secure the additional cash or working capital we may require to continue our operations.

MANAGEMENT

Identity

The following table identifies our current executive officers and directors, their respective offices and positions, and their respective dates of election or appointment:

Name And Municipality Of Residence	Age	Office	Initial Election Or Appointment Date
Marvin H. Fink Los Angeles, California	67	Chief Executive Officer, President, Secretary, and Chairman of the Board	October 12, 2002
Budimir S. Drakulic, Ph.D. Los Angeles, California	54	Vice President and Chief Technology Officer	October 15, 2002
Charles Dargan Los Angeles, California	48	Interim Chief Financial Officer	December 18, 2003
Ellsworth Roston Los Angeles, California	81	Director	November 1, 2002
Robert Koblin, M.D. Los Angeles, California	72	Director	February 6, 2003
Lowell T. Harmison, Ph.D. Washington, D.C.	66	Director	June 6, 2003
Jennifer Black Lake Oswego, Oregon	48	Director	January 20, 2004

Messrs. Fink and Drakulic provide their services as executive officers on a full-time permanent basis. Mr. Dargan provides his services as an executive officer on a part-time interim basis through an agency that specializes in providing financial management personnel to businesses on a temporary basis.

There are no family relationships between any two or more of our directors or executive officers. There is no arrangement or understanding between any of our directors or executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current board of directors. There are also no arrangements, agreements or understandings to our knowledge between non-management shareholders that may directly or indirectly participate in or influence the management of our affairs.

Business Experience

Marvin H. Fink has served as our Chief Executive Officer, President and Chairman of the Board since October 12, 2002, and our Secretary since November 2003. Prior to joining us, Mr. Fink was president of his own management consulting group from August 2001 until he joined Recom in October 2002. Mr. Fink has 45 years of experience in the management of high technology programs from development stage through production including projects for the Department of Defense, NASA, Teledyne Systems, Litton Industries and Hughes Aircraft. Until his retirement in August 2001, Mr. Fink served as President of Teledyne Electronic Technologies from 1993, which was then a subsidiary of Teledyne Technologies, Inc. (NYSE:TDY). From 1986 until 1993, he served as President of Teledyne Microelectronics. Mr. Fink has served as a director of RF Industries (Nasdaq:RFIL), a manufacturer of coaxial connectors used for communication applications, since October 2001. Mr. Fink holds a bachelors of science degree in electronic engineering from City College of New York, a Masters of Science degree in Electronic Engineering from the University of Southern California, and a Juris Doctor degree from the San Fernando Valley College of Law.

Dr. Budimir S. Drakulic has served as our Vice President and Chief Technology Officer since October 15, 2002. Dr. Drakulic has more than 25 years of experience in the design, development and integration of hardware and software modules for biomedical microelectronics circuits and systeMs. From 1997 through February of 2002, Dr. Drakulic was involved directly and indirectly with Advanced Heart Technologies, Inc., a corporation controlled by Dr. Drakulic. Dr. Drakulic was the Consultant and Chief Scientist, Medical Device Business Unit for Teledyne Electronic Technologies from 1992 through 1997. Before that, he held numerous positions affiliated with the University of California at Los Angeles, including Visiting Assistant Professor with the Electrical Engineering

Department and Director of the Microelectronics Development Lab at the Crump Institute for Medical Engineering. He holds a Bachelor of Science degree in electrical engineering from the University of Belgrade, Yugoslavia. He also holds a Masters degree and a Ph.D. in Electronic and Biomedical Engineering from the same university. Dr. Drakulic was the recipient of the Ralph and Marjorie Crump Prize for Excellence in Medical Engineering from UCLA in 1985, and was a Research Fellow with the Crump Institute for Medical Engineering at UCLA. Dr. Drakulic filed a petition for bankruptcy in November 2001.

Mr. Charles Dargan has providing his services as our interim Chief Financial Officer since December 18, 2003 on a leased basis through CFO 911, an agency that specializes in providing financial management personnel to businesses on a temporary basis. We are actively recruiting a permanent full-time Chief Financial Officer. Mr. Dargan is also currently employed as the Chief Financial and Accounting Officer of Semotus Solutions, Inc. (AMEX:DLK). From April 2000 until his appointment as Chief Financial and Accounting Officer in January 2001, Mr. Dargan served as Semotus Solutions' Executive Vice President of Operations. Mr. Dargan was also a director of Semotus Solutions from March 1999 to July 2002. Prior to joining Semotus Solutions, Mr. Dargan served as a Managing Director of Corporate Finance for The Seidler Companies Incorporated, a private brokerage, investment banking and public finance firm. In addition, he was a partner and Chief Financial Officer of the investment banking firm of Ambient Capital; a Managing Director of Corporate Finance at L.H. Friend, Weinress, Frankson & Presson, Inc.; and a First Vice President at Drexel Burnham Lambert, Incorporated. His accounting and financial industry experience has made him an expert in public and private debt and equity finance, mergers and acquisitions and financial management of and planning for emerging growth companies. Mr. Dargan graduated from the University of Southern California with an MBA and an MS in Finance, and possesses an A.B. in Government and Economics from Dartmouth College. He also holds accounting and finance industry certifications of Chartered Financial Analyst (CFA) and Certified Public Accountant (CPA).

Mr. Ellsworth Roston has served as a director since November 1, 2002. Mr. Roston has practiced patent law since 1943, and currently serves as Of Counsel to the patent firm of Fulwider Patton Lee & Utecht since 1997. Mr. Roston has a history of assisting technology companies during their development stages. Most recently, Mr. Roston has served as a director of Natgram, Inc., an internet software developer, since 1998, Amerlin Inc., a pet house/kennel manufacturer, since 1996, and American Legal Net, a provider of legal forms, since April 2004. Mr. Roston also served as a director of Rokenbok Corporation, a toy manufacturer, from 1996 through February 2004, and of Dome Industries, an electronic hardware manufacturer, from 1991 through 2002. Mr. Roston was one of three founders of Brooktree Corporation, and served on its board of directors for 15 years until it was purchased by Rockwell Corporation in 1998. Mr. Roston received his undergraduate degree and his law degree from Yale University.

Dr. Robert Koblin has served as a director since February 6, 2003. Dr. Koblin, a cardiologist, has more than 30 years of medical experience beginning during the time he served in the United States Army as a medic and continuing most recently as a staff physician and instructor at the Cedars-Sinai Medical Center in Los Angeles since 1966. He has also served as the Managing Director of the Robertson Diagnostic Center in Beverly Hills, California since April 2002, and as an assistant clinical professor of medicine at the University of California, Los Angeles (UCLA), since 1982. Dr. Koblin received his undergraduate degree from New York University, his medical degree from Stanford University.

Dr. Lowell T. Harmison has served as a director since June 6, 2003 and as a Senior Advisor since February of 2003. Dr. Harmison has a very distinguished 35 year career in the field of biomedicine. Most recently, Dr. Harmison has served as a director and as chairman of the board of World Doc Foundation, a private foundation promoting health education and expanded knowledge of telemedicine, since June 2002. Dr. Harmison has also served as a director and chief executive officer of ProCell Corporation, a cancer research company, since June 2000, and as a director of pHA Bio Remediation, an environmental restoration company, since 1997. Dr. Harmison also served as chairman of Sequella Foundation, which promotes research into tuberculosis, from 1997 to 2001, and served as a director of Sequella Inc., a research and development company for tuberculosis products, from 1997 to 2000. Dr. Harmison is the holder of the first domestic and foreign patents on the fully implantable artificial heart; and served as Chief Executive Officer of USET, Inc. from 1987 to 1989. Dr. Harmison also served as the Director of the Robert Maxwell Foundation, a private foundation operating internationally and consisting of 21 operating companies, from 1987 to 1989. He also served as the Principal Deputy Assistant Secretary for Health of the U.S. Public Health Service, Department of Health and Human Services. Dr. Harmison has a Ph.D. from the University of Maryland and a B.S. and M.S. from West Virginia University. He was also given an honorary Doctor of Science degree from the West Virginia University.

Ms. Jennifer Black has served as a director since January 20, 2004. Ms. Black has been President of her own business, Jennifer Black & Associates, since September 2003. Her firm provides independent research for institutional clients. Previously, Ms. Black was with Black & Co. (since 1979), where she was responsible for research coverage on the apparel and specialty retail industries. Ms. Black was President of Black & Co. when it was acquired by First Security Van Kasper in April 2000. Subsequently, Wells Fargo Securities acquired First Security Van Kasper in September 2000. Ms. Black left Wells Fargo Securities in September 2003. Ms. Black serves on the Governors Council of Economic Advisors for the State of Oregon, where she has been re-appointed to a second three-year term. Ms. Black attended Washington State and Portland State Universities.

Board Of Directors

Our bylaws set the authorized number of directors on our board of directors at not less than three nor more than nine, with the actual number fixed by a resolution of our board. As noted above, there are currently five directors serving on our board, Messrs. Fink, Roston, Koblin and Harmison and Ms. Black. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified by our shareholders, both common and preferred, voting on a cumulative basis as one class, or until their earlier death, retirement, resignation or removal.

Board Committees And Independence

Our board of directors has established two committees to date, an audit committee comprised of Dr. Koblin and Ms. Black, and a compensation committee comprised of Messrs. Fink and Roston and Dr. Koblin.

Mr. Roston, Dr. Koblin and Ms. Black are each "independent" directors as that term is defined by the SEC. None of our current directors, including Dr. Koblin and Ms. Black who serve on our audit committee, have the requisite public company accounting background or experience to be considered an "audit committee financial expert" as that term is defined by the SEC. Due to our development stage status, we believe that both members of the Audit Committee have the requisite financial background and experience to carry out their duties.

Shareholder Nomination Procedures

Approximately 66% of our voting shares are held by a single shareholder which, in view of the cumulative voting provision in our bylaws, effectively allows that shareholder to elect at least three of our five directors. Since that shareholder already has ready access to our board of directors and in view of this voting power, our board has not to date adopted formal procedures by which other shareholders could recommend nominees for election or appointment to our board.

Board Compensation

Our current compensation policy for our directors for service on the full board is to compensate them through stock grants under our 2002 Stock Plan pursuant to a director's compensation policy adopted on February 6, 2003. Upon joining our board of directors, each member is granted an option to purchase 50,000 (pre-split and post-split) common shares, exercisable at its then trading price. These options are fully vested upon grant, and lapse in five years if not exercised. Each director will thereafter be granted options on an annual basis entitling him to purchase an additional 28,000 (post-split) common shares, which options will vest quarterly based upon the continued provision of services as a director, and lapse in five years if not exercised. The exercise price for these options will be fixed at current market price as of the date of grant. Following our April 11, 2003 stock split, our board determined to maintain the grants at 50,000 common shares post-split for grants to new directors insofar as it believed such number was an appropriate number of option shares after taking into consideration factors it deemed relevant.

Our current compensation policy for our directors for serving on our various committees to the board is to compensate them through the grant of common share purchase options. Upon his or her appointment to a committee, each committee member is granted an option to purchase 2,000 common shares, exercisable at its then trading price. These options vest in four quarterly installments, and lapse in five years if not exercised.

The following table described the common share purchase options granted to our directors as of April 30, 2004 as compensation for serving on our board and, if applicable, committees of our board.

Name	Grant Date	Common Shares Purchasable	Exercise Price	Expiration Date
Marvin H. Fink	2/6/2003	150,000(3)	$ 0.88	2/5/2008
	11/3/2003	28,000	$ 4.40	11/2/2008
	4/1/2004	2,000	$ 6.00	3/31/2009
Ellsworth Roston(1)	2/6/2003	150,000(3)	$ 0.88	2/5/2008
	11/3/2003	28,000	$ 4.40	11/2/2008
	4/1/2004	2,000	$ 6.00	3/31/2009
Dr. Robert Koblin	6/6/2003	50,000	$ 4.20	6/5/2008
	2/5/2004	28,000	$ 3.70	2/4/2009
	4/1/2004	4,000	$ 6.00	3/31/2009
Dr. Lowell T. Harmison(2)	6/6/2003	50,000	$ 4.20	6/5/2008
Jennifer Black	1/20/2004	50,000	$ 3.50	1/19/2009
	4/1/2004	2,000	$ 6.00	3/31/2009

(1) Excludes 450,000 common share purchase warrants unrelated to the provision of services as a director which were granted to Mr. Roston as compensation for providing consulting services. See "*Business-Employment And Consulting Agreements With Management*".
(2) Excludes 216,000 common share purchase warrants unrelated to the provision of services as a director which were granted to Dr. Harmison as compensation for providing consulting services. See "*Business-Employment And Consulting Agreements With Management*".
(3) 50,000 shares pre-split.

We do not currently provide our directors with cash compensation, although we do reimburse their expenses.

Employment And Consulting Agreements With Management

On October 11, 2002, Recom reached an agreement-in-principle with Mr. Marvin H. Fink to become our Chief Executive Officer and President and to issue him "restricted" common shares. Pursuant to that understanding, on October 12, 2002, we entered into a four-year employment agreement with Mr. Fink. The essential terms of the employment agreement are as follows:

- Mr. Fink's will receive an initial base salary of $1 per year. Following the one-year anniversary of the agreement, our board of directors may review and adjust the base salary in light of our company's performance. Given the status of Recom's development efforts, the board has not decided to increase Mr. Finks's base salary under this provision to date.

- Mr. Fink is entitled to a cash bonus for his second through fourth years of employment. The amount of the bonus is 10% of our after tax income exclusive of extraordinary expenses for the second year, and 15% of that amount for the third and fourth years. On May 10, 2004, Mr. Fink and Recom agreed to pay Mr. Fink 250,000 common shares upon Recom achieving $0.50 in fully-diluted earnings per share in lieu of the cash bonus, subject to approval by Recom's full board of directors.

- Mr. Fink is granted 2,100,000 "restricted" common shares (700,000 shares pre-split), to be earned over three years of continuous employment. These shares, which are held in escrow by the company pursuant to the terms of a restricted stock agreement until they are earned, vest in tranches of 1744,999 each at the end of the first eleven quarters of Mr. Fink's employment, with the balance vesting at the end of the twelfth quarter. Mr. Fink is entitled to all dividends which may be declared with respect to these shares, even if not vested.

- The agreement contains a "gross up" provision obligating us to make a cash payment to Mr. Fink to cover any taxes he may incur by reason of receiving any payment or distribution that would constitute an excess golden parachute payment under the federal tax laws. The gross up provision also applies to the 2,100,000 restricted common shares described above, however, Mr. Fink exercised his section 83(b) election under the Internal Revenue Code subjecting him to immediate taxation upon the receipt of the shares notwithstanding their future forfeitability, so our liability, if any, for any taxes imposed under that grant should be nominal.

- Should our common shares be listed on any of the NYSE, AMEX or Nasdaq national stock exchanges or markets, Mr. Fink would be entitled, if then still employed by us, to an additional grant of 600,000 common shares (200,000 shares pre-split).

- In the event of a change in control (as that term is defined in the employment agreement), Mr. Fink would be entitled, if then still employed by us, to an additional grant of common shares having a market value of $5,000,000, but not to exceed 600,000 common shares (200,000 shares pre-split) in total.

- Mr. Fink is entitled to a number of employee benefits under the agreement, including a $1,200 per month automobile allowance, individual medical plan reimbursement of up to $2,000 per month, and the right to participate in all benefit plans established for company employees or executives, including medical, hospitalization, dental, long-term care and life insurance programs.

The employment agreement provides for early termination in the case of Mr. Fink's death or disability, Mr. Fink's termination by Recom for "cause" as that term is defined in the agreement; Mr. Fink's termination of employment for "good reason" as that term is defined in the agreement, a "change in ownership" as that term is defined in the agreement, or sixty days' prior notice by Mr. Fink. In the event of an early termination of the agreement for any reason, all compensation and benefits under the agreement will terminate and the unvested portion of the 2,100,000 restricted common share grant shall be deemed forfeit as of the effective termination date, with the following exceptions:

- if the agreement is terminated during years two through four due to Mr. Fink's disability, termination by Mr. Fink for good reason; Recom's termination of Mr. Fink without cause, or a change in ownership, Mr. Fink will nevertheless be entitled to a pro rata portion (based upon the actual number of days of employment) of the cash bonus based on our after-tax income that he would have otherwise received for the year of termination had he remained employed until the end of that year;

- if the agreement is terminated due to Mr. Fink's death, disability, termination by Mr. Fink for good reason; Recom's termination of Mr. Fink without cause, or a change in ownership, the unvested portion of the 2,100,000 restricted common share grant to Mr. Fink will become fully vested and the shares released from escrow; and

- Mr. Fink and his family will be entitled to an additional three years' medical, hospitalization, dental, long-term care and life insurance coverage if the agreement is terminated by Mr. Fink for good reason or terminated by Recom's termination without cause, and an additional one years' coverage if the agreement is terminated due to Mr. Fink's disability.

Concurrent with entering into the employment agreement, we entered into an indemnification agreement with Mr. Fink.

On October 11, 2002, Recom reached an agreement-in-principle with Dr. Budimir Drakulic to become our Vice President and Chief Technology Officer on a consulting basis through his consulting companies. Pursuant to that understanding, on October 15, 2002, we entered into a loan-out agreement with B World Technologies, Inc. and B Technologies, Inc. relative to the provision of Dr. Drakulic's services, which formally commenced as of that date. Dr. Drakulic is the president and owner of these companies. The essential terms of the loan-out agreement are as follows:

- The agreement provides for a ten-year initial term. After the initial term, the agreement renews automatically for successive one year terms, unless either party delivers 90-days' written notice to the other of their intent not to renew.

- Dr. Drakulic's services are provided on a mutually-acceptable part-time basis.

- Recom is obligated to pay B Technologies a $10,000 bonus upon execution, and a monthly service fee of $15,000 thereafter.

- B World Technologies was granted 600,000 "restricted" common shares (200,000 shares pre-split), to be earned over five years of continuous provision of services by Dr. Drakulic. These shares, which will be held in escrow with the company pursuant to the terms of a restricted stock agreement until they are earned, vest at the rate of 30,000 shares per quarter with the first 30,000 shares vesting on January 15, 2003. B World Technologies is entitled to all dividends which may be declared with respect to these shares, even if not vested.

The loan-out agreement provides for early termination should B World and B Technologies fail, neglect or refuse to provide Dr. Drakulic's services. In such an event, all compensation under the agreement will terminate and the unvested portion of the 600,000 restricted common share grant shall be deemed forfeit as of the effective termination date.

Since March 1, 2003, Dr. Drakulic has worked for us on a full-time basis even though the loan-out agreement only provides for the provision of part-time services. We have agreed to characterize these additional services as being provided by Dr. Drakulic as an employee, and to pay him $7,500 annually as compensation for their provision.

On March 10, 2003, as additional incentive for the performance of Dr. Drakulic, we granted to B World Technologies options entitling it to purchase 750,000 common shares at $0.95 per share. These options vest quarterly over a four year term, and lapse, if not exercised, on March 9, 2008.

Concurrent with entering into the loan-out agreement, B World Technologies, B Technologies and Dr. Drakulic signed an employment, confidential information, invention assignment and arbitration agreement under which they agreed, among other things, to assign to us all of Dr. Drakulic's right, title and interest in and to any and all inventions, discoveries, etc. which he conceives or develops while engaged by Recom.

Mr. Charles Dargan provides his services as interim Chief Financial Officer on a leased basis through CFO 911, an agency that specializes in providing financial management personnel to businesses on a temporary basis. Under our engagement agreement with CFO 911, we pay CFO 911 on a fixed-fee basis for each accounting project or function performed by Mr. Dargan, including rebuilding our financial statements ($7,500), preparing our financial statements for inclusion in this annual report ($15,000); preparing our financial statements for inclusion in a registration statement on form SB-2 ($15,000), and preparing our financial statements for inclusion in our quarterly report on form 10-QSB for the first quarter of fiscal 2004 ($15,000). Additional projects we make request Mr. Dargan to perform under the engagement agreement with CFO 911 include the development of our internal control procedures and accounting department policies ($5,000) and the documentation of our internal controls ($5,000).

On October 11, 2003, Recom reached an agreement-in-principle with Mr. Ellsworth Roston to provide consulting advice to us relating to engineering, developing and refining our products and technologies; to become a director of the company, and to make an investment into the company. Pursuant to that understanding, on October 30, 2002 we sold Mr. Roston 71,250 common shares (23,750 shares pre-split) for $190,000 in cash, and on November 1, 2002 we entered into a two year consulting agreement with Mr. Mr. Roston documenting the provision of his consulting services and his appointment to our board of directors. The agreement provides for us to grant to Mr. Roston 225,000 common shares (75,000 shares pre-split) and five-year warrants to purchase an additional 450,000 common shares (150,000 shares pre-split) at $1.67 per share. We consider the grant of common shares to Mr. Roston to be compensation for the provision of his consulting services, and the grant of the common share purchase warrants to be additional consideration for his cash investment pursuant to our original understanding.

Mr. Roston is a patent attorney whose law firm also handles our patent work. The agreement specifically provides that the consulting services provided by Mr. Roston will not include any legal work, for which we will compensate his law firm separately.

Dr. Lowell T. Harmison, one of our directors, provides consulting services to Recom under a three-year agreement dated February 14, 2003. Under this agreement, Dr. Harmison provides advice to us in the areas of technological support and strategy, product development, medical and scientific advisory board development, and FDA regulation. The compensatory terms of the agreement are as follows:

- Recom is obligated to pay Dr. Harmison $36,000 per year over the term of the agreement, payable quarterly.

- Dr. Harmison was entitled to receive upon execution of the agreement an initial grant of options entitling him to purchase 108,000 common shares (36,000 shares pre-split) at $0.97 per share, exercisable over five years.

- Dr. Harmison was further entitled to receive upon execution of the agreement an additional grant of options entitling him to purchase 108,000 common shares (36,000 shares pre-split) at $0.97 per share, vesting in increments of 9,000 common shares each upon the first through twelfth quarterly anniversary dates of the agreement based upon his provision of services. These options are exercisable for a period of five years following vesting.

- Dr. Harmison is entitled to receive grants of common share purchase options in tranches of 20,000 shares per milestone for assisting Recom in attaining various milestones determined by our board of directors, including the preparation and filing with the FDA of a 510(k) application for our product as it relates to its incorporation into a vest, approval of that application by the FDA, and market launch of that product.

- Dr. Harmison is entitled to receive a grant of 20,000 common shares in the event of a "change in control" as that term is defined in the agreement.

In the event the agreement is terminated by Recom for any reason other than negligence, misconduct, breach of its material terms by Dr. Harmison or the failure of Dr. Harmison to render services in a reasonable fashion, all compensation prospectively payable under the agreement will become due and payable in 90 days.

Summary Compensation Table

The following table shows the compensation paid over the past three fiscal years with respect to Recom's "named executive officers" as that term is defined by the SEC.

					Long Term Compensation			
		Annual Compensation (1)			Awards		Payouts	
Named Executive Officer and Principal Position	Year	Salary	Bonus	Other	Restricted Stock	Securities Underlying Options & SARs	Long Term Incentive Plan	All Other Comp-ensation
Marvin H. Fink (2)	2003	$ 1(5)	$ —	$19,598(8)	$ —	178,000	$ —	$ —
Chief Executive Officer	2002	1	—	—	14,284(9)	—	—	—
	2001	—	—	—	—	—	—	—
Dr. Budimir Drakulic (3)	2003	$ 180,000(6)	$ —	$ —	$ —	750,000	$ —	$ —
Vice President and Chief	2002	45,000(6)	—	—	3,987(10)	—	—	—
Technology Officer	2001	—	—	—	—	—	—	—
Charles Dargan (4)	2003	$ 7,500(7)	$ —	$ —	$ —	—	$ —	$ —
Interim Chief Financial	2002	—	—	—	—	—	—	—
Officer	2001	—	—	—	—	—	—	—

(1) Includes, among other things, perquisites and other personal benefits, securities or property which exceed in the aggregate the lesser of either $50,000 or 10% of the total annual salary and bonus reported for that fiscal year.

(2) Mr. Fink has served as our Chief Executive Officer since October 12, 2002.

(3) Dr. Drakulic has served as our Vice President and Chief Technology Officer since October 15, 2002.

(4) Mr. Dargan has served as our interim Chief Financial Officer since December 18, 2003 on a leased basis through CFO 911, an agency that specializes in providing financial management personnel to businesses on a temporary basis.

(5) Recom has recorded a non-cash accounting expense in the amount of $80,000 to reflect the value of Mr. Fink's services.

(6) These amounts were paid in consulting payments to B Technologies in connection with its provision of Dr. Drakulic's services.

(7) Amounts paid to CFO 911 in December 2003.

(8) Includes $14,400 in automobile allowance payments and $5,598 in premiums payable on health insurance.

(9) Reflects the value of an award to Mr. Fink of 2,100,000 restricted common shares (700,000 shares pre-split) in conjunction with the execution of his employment agreement dated October 12, 2002. The value cited is based upon the closing price for on common shares as of the date of the employment agreement. As of December 31, 2003, all 2,100,000 restricted common shares remained outstanding. The value of those shares as of that date was $7,875,000 based upon the $3.75 closing price for our common shares as quoted on the OTCBB for December 31, 2003.

(10) Reflects the value of an award to B. World Technologies of 600,000 restricted common shares (200,000 shares pre-split) in conjunction with the execution of a loan-out agreement dated October 12, 2002 by which it provided the services of Dr. Drakulic to Recom. The value cited is based upon the closing price for on common shares as of the date of the loan-out agreement. As of December 31, 2003, all 600,000 restricted common shares remained outstanding. The value of those shares as of that date was $2,250,000 based upon the $3.75 closing price for our common shares as quoted on the OTCBB for December 31, 2003.

Stock Options And Stock Appreciation Rights Grant Table

The following table provides certain information with respect to individual grants during the 2003 fiscal year to each of our named executive officers of common share purchase options or stock appreciation rights relating to our common shares:

Name	Common Shares Underlying Grant Of Options Or SARs	As Percentage Of Grants To All Employees(1)	Exercise Or Base Price	FMV At Grant Date	Expiration Date
Marvin H. Fink	150,000(2)	7.1%	$0.88(2)	$0.88	February 5, 2008
Dr. Budimir S. Drakulic	750,000(3)	12.0%	$0.95(3)	$0.95	March 9, 2008
Marvin H. Fink	28,000	1.3%	$4.40	$4.40	November 2, 2008
Charles Dargan	—	—	—	—	—

(1) The numerator in calculating this percentage includes common share purchase options granted to each named executive officer in fiscal 2003 in his capacity as an officer (employee) and, if applicable, as a director. The denominator in calculating this percentage is 2,088,000, which represents options granted to all Recom employees during fiscal 2003, including those to the named executive officers.

(2) 50,000 shares pre-split exercisable at $2.64 per share.

(3) 250,000 shares pre-split exercisable at $2.76 per share.

Stock Options And Stock Appreciation Rights Exercise And Valuation Table

The following table provides certain information with respect to each of our named executive officers concerning any common share purchase options or stock appreciation rights they may have exercised in fiscal 2003, and the number and value of any unexercised common share purchase options or stock appreciation rights they may hold as of December 31, 2003:

			Unexercised In-The-Money Options and SARs at December 31, 2003	
Named Executive Officer	Shares Acquired On Exercise	Value Realized (1)	Number (Exercisable/ Unexercisable)	Value (2) (Exercisable/ Unexercisable)
Marvin H. Fink	—	—	150,000 / 0	$430,500 / $0
Dr. Budimir S. Drakulic	—	—	187,500 / 562,500	$530,625 / $1,591,875
Charles Dargan	—	—	— / —	— / —

(1) The dollar amount shown represents the difference between the fair market value of our common stock underlying the options as of the date of exercise and the option exercise price.

(2) The dollar value provided represents the cumulative difference in the fair market value of our common stock underlying all in-the-money options as of December 31, 2003 and the exercise prices for those options. Options are considered "in-the-money" if the fair market value of the underlying common shares as of the last trading day in fiscal 2003 exceeds the exercise price of those options. The fair market value of Recom common shares for purposes of this calculation is $3.75, based upon the closing price for our common shares as quoted on the OTCBB on December 31, 2003.

Compliance With Section 16

None of our securities have been registered on a national securities exchange within the meaning of Section 12(b) of the Exchange Act, nor are they required to be registered under Section 12(g) of the Exchange Act. Accordingly, our executive officers, directors and affiliates are not presently subject to compliance with Section 16 of the Exchange Act.

Code of Ethics

Our Board of Directors adopted a code of ethics on January 20, 2004, which applies to all of our officers, directors and employees. This code may be found in pdf format on our corporate website at www.recom-systems.com.

PRINCIPAL SHAREHOLDERS

The following table sets forth selected information, calculated as of April 30, 2004, about the amount and nature of our securities beneficially owned by each of our *"executive officers"* (defined as our President, Secretary, Chief Financial Officer or Treasurer, any vice-president in charge of a principal business function, such as sales, administration or finance, or any other person who performs similar policy making functions for our company); each of our directors; each person known to us to own beneficially more than 5% of any class of our securities; and the group comprised of our current directors and executive officers.

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 and 13d-5 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. See footnote (1) to this table. We believe that each individual or entity named has sole investment and voting power with respect to the securities indicated as beneficially owned by them, subject to community property laws, where applicable, except where otherwise noted. Unless otherwise stated, the address of each person is address is 4705 Laurel Canyon Boulevard, Suite 203, Studio City, California 91607.

	Class Of Stock(1)			
	Common (Voting)		Series 'A' Preferred (2) (Voting)	
Name	**Amount**	**%**	**Amount**	**%**
Marvin H. Fink (3)(4)(5)	2,264,500(7)	6.8%	0	—
Dr. Budimir S. Drakulic (4)	834,375(8)	2.5%	0	—
Charles Dargan (4)	0	—	0	—
Ellsworth Roston (3)	910,750(9)	2.7%	0	—
Dr. Robert Koblin (3)	158,000(10)	*	0	—
Dr. Lowell T. Harmison (3)	272,793(11)	*	0	—
Jennifer Black (3)	50,500 (12)	*	0	—
Tracey Hampton / ARC Finance Group, LLC (5)(6)	22,950,000(13)	69.6%	0	—
Morgan Witt Alliance	0	—	316,673	19%
Directors and executive officers, as a group	4,494,918(14)	13.0%	0	—

* Less than one percent.

(1) Pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, beneficial ownership includes any shares as to which a shareholder has sole or shared voting power or investment power, and also any shares which the shareholder has the right to acquire within 60 days, including upon exercise of common shares purchase options or warrant or conversion of UGC series 'A' preferred shares. The number of outstanding shares of our common and series 'A' preferred shares as of the April 30, 2004 are 33,345,262 and 1,661,305 shares, respectively.

(2) Each series 'A' preferred share is convertible into one common share.

(3) Director.

(4) Executive officer.

(5) 5% shareholder.

(6) The address of Ms. Hampton and ARC Finance Group LLC is 23679 Calabasas Road, Suite 754, Calabasas, CA 91302.

(7) Includes 2,100,000 common shares held by the Fink Family Trust, and 164,500 common shares issuable upon exercise of options granted to Mr. Fink in his capacity as a director.

(8) Includes 600,000 common shares held by B World Technologies, Inc. and 234,375 common shares issuable upon exercise of options granted to B World Technologies in connection with services performed by Dr. Drakulic. Both B World Technologies and B Technologies are owned and controlled by Dr. Drakulic.

(9) Includes 296,250 common shares held by Roston Enterprises, 450,000 common shares issuable upon exercise of warrants granted to Mr. Roston in his capacity as a consultant, and 164,500 common shares issuable upon exercise of options granted to Mr. Roston in his capacity as a director.

(10) Includes 158,000 common shares issuable upon exercise of options granted to Dr. Koblin in his capacity as a director.

(11) Includes 216,000 common shares issuable upon exercise of warrants granted to Dr. Harmison in his capacity as a consultant, and 50,000 common shares issuable upon exercise of options granted to Dr. Harmison in his capacity as a director.

(12) Includes 50,500 common shares issuable upon exercise of options granted to Ms. Black in her capacity as a director.

(13) Includes 22,950,000 common shares held by ARC Finance Group, Inc. ARC Finance Group is owned and controlled by Ms. Hampton.

(14) Includes 1,487,875 common shares issuable upon exercise of common share purchase options and warrants.

TRANSACTIONS AND BUSINESS RELATIONSHIPS WITH MANAGEMENT AND PRINCIPAL SHAREHOLDERS

Transactions With Executive Officers, Directors And Shareholders

Summarized below are certain transactions and business relationships between Recom and persons who are or were an executive officer, director or holder of more than five percent of any class of our securities since January 1, 2002:

- On September 19, 2002, as part of the agreements leading to and facilitating the acquisition of the Signal Technologies from ARC Finance Group, Mr. Sim Farar, our president and principal shareholder at that time, invested $125,000 into the company as working capital in exchange for a warrant entitling him to purchase 600,000 common shares (200,000 shares pre-split) at approximately $0.21 per share.

- On October 12, 2002 we entered into a four-year employment agreement with Mr. Marvin H. Fink pursuant to which, among other things, we employed Mr. Fink as our Chief Executive Officer and Chairman of the Board, and granted to Mr. Fink 2,100,000 "restricted" common shares (700,000 shares pre-split) as compensation for those services. For a description of the full terms of that agreement see that section of this annual report captioned "*Management—Employment And Consulting Agreements With Management*".

- On October 15, 2002 we entered into a ten-year loan-out agreement with Dr. Budimir S. Drakulic and his two companies, B. World Technologies and B Technologies pursuant to which, among other things, we engaged the services of Dr. Drakulic as our Vice President and Chief Technology Officer, and granted B World Technologies 600,000 "restricted" common shares (200,000 shares pre-split) as compensation for those services. For a description of the full terms of that agreement see that section of this annual report captioned "*Management—Employment And Consulting Agreements With Management*".

- On October 11, 2002, we reached an agreement-in-principle with Dr. Budimir Drakulic to become our Vice President and Chief Technology Officer on a consulting basis through his consulting companies. In conjunction with that understanding, we also reached an agreement-in-principle with Dr. Drakulic to offer to sell our common shares to certain individuals with potential claims against Dr. Drakulic relating to termination of a prior license of the Signal Technologies to a company in which those claimants had invested. While we did not believe that these claims had legal basis, we nevertheless agreed to assist Dr. Drakulic in the settlement in order to ensure that Dr. Drakulic's time, effort and focus in developing the technology was not unduly disrupted by litigation, and to otherwise ensure that our rights in the Signal Technologies were protected should that be a matter of concern to any of our investors. Pursuant to this understanding, on October 22, 2002, we sold 564,810 common shares (188,270 shares pre-split) to eleven of those individuals (Bernard Carmeol, William London, Walter M. Sawyer, Stephen Verchick, Belle Zwerdling, Steve Neuberger, Tom Byers, Baron St. John, Thomas Mozjesik, Jeffrey H. Sawyer and Robert M. Cherry), and issued a five-year warrant to purchase 375,000 common shares (125,000 shares pre-split) for $0.007 per share to one of those individuals (Stephen Verchick), in consideration of their cash investment of $17,786. We further agreed that should we raise more than $2 million in certain offerings, to pay 4% of the proceeds of those offerings to those individuals up to the amount of $480,350. We have since entered into agreements with ten of those investors releasing Recom from the obligation to pay $380,350 of the $480,350, and are currently in discussion with the last of those individuals, Mr. Verchick, to release the remaining liability of $100,000, including $35,203 to which he would be entitled under our private placement in the amount of $5,378,750 facilitated through Maxim Group LLC.

- On November 1, 2002, we entered into a two-year consulting agreement with Mr. Ellsworth Roston, who then became one of our directors pursuant to that agreement. Under the terms of that agreement, we granted to Mr. Roston, among other things, Roston 225,000 "restricted" common shares (75,000 shares pre-split) and five-year warrants to purchase an additional 450,000 common shares (150,000 shares pre-split) at $1.67 per share. For a description of the full terms of that agreement see that section of this annual report captioned "*Management—Employment And Consulting Agreements With Management*".

- In compensation for his consulting services, we granted to Mr. Roston 225,000 "restricted" common shares (75,000 shares pre-split) and five-year warrants to purchase an additional 450,000 common shares (150,000 shares pre-split) at $1.67 per share.

- On February 14, 2003, we entered into a three-year consulting agreement with Dr. Lowell T. Harmison, who later became one of our directors. Under the terms of that agreement, we granted to Dr. Harmison, among other things, (1) fully vested options entitling him to purchase 108,000 common shares (36,000 shares pre-split) at $0.97 per share, and (2) options entitling him to purchase an additional 108,000 common shares (36,000 shares pre-split) at $0.97 per share subject to vesting over twelve quarters. All of the aforesaid options are exercisable over five years after vesting. For a description of the full terms of that agreement see that section of this annual report captioned "*Management—Employment And Consulting Agreements With Management*".

- On April 8, 2003, we sold to Mr. Mitchell Stein 112,812 common shares (37,604 shares pre-split) for $100,000 in cash and $150,000 in expenses and equipment. Mr. Stein is the spouse of Ms. Tracey Hampton, who owns and controls ARC Finance Group, LLC, which owns approximately 69.6% of our outstanding common shares.

- On May 15, 2003, we sold to Mr. Mitchell Stein 16,000 units at $3 per unit for cash amounting to $48,000. Each unit consisted of one common share and one warrant. Each warrant is exercisable at $3 until May 14, 2004. Upon exercise of the warrants, Mr. Stein will receive one common share and an additional warrant to purchase one common share $6 per share until November 15, 2004. The sale of units to Mr. Stein was part of a larger private placement on the same terms and conditions with two other investors.

- On July 24, 2003, we sold to Mr. Mitchell Stein 30,030 units at $3.33 per unit for cash amounting to $100,000. Each unit consisted of one common share and one warrant. Each warrant is exercisable at $3.33 until July 14, 2004. Upon exercise of the warrants, Mr. Stein will receive one common share and an additional warrant to purchase one common share at $6.66 per share until November 15, 2004. The sale of units to Mr. Stein was part of a larger private placement on the same terms and conditions with three other investors.

Parent Corporation

ARC Finance Group, LLC, owns approximately 69.6% of our outstanding common shares. ARC Finance Group is principally owned and controlled by Ms. Tracey Hampton. As a consequence, Ms. Hampton has the ability, through ARC Finance Group, to elect a majority of our board of directors, and thereby control our management. Ms. Hampton also has the ability to control the outcome of corporate actions requiring shareholder approval, including mergers and other changes of corporate control, going private transactions, and other extraordinary transactions.

EQUITY COMPENSATION PLANS

Summary Equity Compensation Plan Data

The following table sets forth information compiled on an aggregate basis, with respect to equity compensation plans, including individual compensation arrangements as of December 31, 2003 under which we are granted or are authorized to issue equity securities to employees or non-employees in exchange for consideration in the form of goods or services:

Plan Category	Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants Or Rights	Weighted-Average Exercise Price Of Outstanding Options, Warrants And Rights	Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights)
Equity compensation plans approved by shareholders:			
Recom Managed Systems, Inc. 2002 Stock Plan	2,149,000	$ 1.21	3,851,000
Equity compensation plans not approved by shareholders:			
Recom Managed Systems, Inc. 2003 Nonqualified Stock Option And Stock Plan	—	$ —	1,187,273
Stand-alone grants	537,000	$ 2.12	—
Total	2,686,000	$ 1.39	5,038,273

Description of Equity Compensation Plans Approved By Shareholders

Recom has one equity compensation plan or arrangement that has been approved by our shareholders, the Recom Managed Systems, Inc. 2002 Stock Plan (the "*2002 Stock Plan*"). Recom adopted the 2002 Stock Plan, pursuant to which 6,000,000 common shares (2,000,000 shares pre-split) were originally reserved for issuance, on November 1, 2002. Shareholder approval was received on June 5, 2003.

The 2002 Stock Plan was adopted by our board of directors as a vehicle to encourage and provide for the acquisition of an equity interest in Recom by our employees, officers, directors and consultants. Our board believes the plan will enable us to attract and retain the services of key employees, officers, directors and consultants upon whose judgment, interest and special effort the successful conduct of its operations is largely dependent, and to motivate those individuals by providing additional incentives and motivation toward superior performance.

The 2002 Stock Plan allows our board of directors, or a committee established by our board, to award restricted stock and stock options from time to time to our employees, officers, directors and consultants. The board has the power to determine at the time an option is granted whether the option will be an incentive stock option (an option which qualifies under Section 422 of the Internal Revenue Code of 1986) or an option which is not an incentive stock option. Incentive stock options may only be granted to persons who are our employees. Vesting provisions are determined by our board at the time options are granted. Options may be exercisable by the payment of cash or by other means as authorized by the committee or our board of directors.

The 2003 Stock Plan also provides that our board of directors, or a committee established by our board, may issue restricted stock pursuant to restricted stock right agreements which will contain such terms and conditions as our board or committee determines.

As of April 30, 2004, there were 2,317,000 common shares issued or reserved for issuance under the 2002 Stock Plan, and 3,683,000 common shares available for issuance.

Description of Equity Compensation Plans Not Approved By Shareholders

2003 Stock Plan

Recom has one formal stock plan considered to be an equity compensation plan or arrangement that has not been approved to date by our shareholders, the Recom Managed Systems, Inc. 2003 Nonqualified Stock Option And Stock Plan (the "*2003 Stock Plan*"). Recom adopted the 2003 Stock Plan, pursuant to which 1,500,000 common shares (500,000 shares pre-split) were originally reserved for issuance, on March 31, 2003. The 2003 Stock Plan was adopted by our board of directors as a vehicle to encourage and provide for the acquisition of an equity interest in Recom by our employees, officers, directors and consultants. Our board believes the plan will enable us to attract and retain the services of key employees, officers, directors and consultants upon whose judgment, interest and special effort the successful conduct of its operations is largely dependent, and to motivate those individuals by providing additional incentives and motivation toward superior performance.

The 2003 Stock Plan allows our board of directors to grant stock options or issue stock from time to time to our employees, officers, directors and consultants. Options granted under the 2003 Plan do not qualify under Section 422 of the Internal Revenue Code as incentive stock options.

The 2003 Plan also provides that our board of directors, or a committee, may issue free-trading or restricted stock pursuant to stock right agreements containing such terms and conditions as our board of directors deems appropriate.

As of April 30, 2004, there were 412,470 common shares issued or reserved for issuance under the 2003 Stock Plan, and 1,087,530 common shares available for issuance.

On March 26, 2003, we filed with the SEC a registration statement on form S-8 for the purpose of registering the common shares issuable under our 2003 Stock Plan under the Securities Act of 1933. We have, to date, principally used the 2003 Stock Plan to grant registered common shares to selected consultants as compensation for services, while utilizing the 2002 Stock Plan for unregistered grants of stock and options to directors, officers, employees and other consultants.

The stand-alone grant to Mr. Marvin Fink of 2,100,000 "restricted" shares under his employment agreement pursuant to which he agreed to become our Chief Executive Officer, President and Chairman of the Board; the stand-alone grant to B Technologies of 600,000 "restricted" common shares under the terms of the loan-out agreement by which we procured the services of Mr. Budimir S. Drakulic as our Vice President and Chief Technology Officer, and the stand-alone grant to Mr. Ellsworth Roston of 225,000 "restricted" common shares and warrants entitling him to purchase an additional 450,000 common shares under the terms of his consulting agreement with our company, each constitute an equity compensation plan or arrangement that has not been approved to date by our shareholders. For further information relating to these transactions, see that section of this annual report captioned "*Management—Employment And Consulting Agreements With Management*".

Stand-Alone Grants

From time to time our board of directors grants common share purchase options or warrants to selected directors, officers, employees, consultants, advisors or vendors in payment of goods or services provided by such persons on a stand-alone basis outside of any of our formal stock plans. The terms of these grants are individually negotiated.

UNCERTAINTIES AND RISK FACTORS THAT MAY AFFECT OUR FUTURE RESULTS AND FINANCIAL CONDITION

We have described below a number of uncertainties and risks which, in addition to uncertainties and risks presented elsewhere in this annual report, may adversely affect our business, operating results and financial condition. The uncertainties and risks enumerated below as well as those presented elsewhere in this annual report should be considered carefully in evaluating our company and our business and the value of our securities.

Risks Relating To Our Business

We have a limited operating history upon which an investor can evaluate an investment in our business.

To date, we are a development stage company principally engaged in research and development, organizational and startup activities. Our limited operating history will make it difficult, if not impossible, to predict future operating results and to assess the likelihood of our business success in considering an investment in our company. Risks and issues inherent in the establishment and expansion of a new business enterprise which we face include, among others, problems of entering new markets, marketing new technologies, hiring and training personnel, acquiring reliable facilities and equipment, and implementing operational controls. As a development stage company, we are also subject to risks and or levels of risk that are often greater than those encountered by companies with established operations and relationships. Development stage companies often require significant capital from sources other than operations. Since we are a start-up business, our management and employees will shoulder the burdens of the business operations and a workload associated with company growth and capitalization that is disproportionately greater than that for an established business. We cannot give you any assurance that we will successfully address these risks. Our prospects must be considered speculative, which may limit our ability to encourage further investment in our company.

We have no revenues to date and have accumulated losses since our inception. Our continued inability to generate revenues and profits could cause us to go out of business and for you to lose your entire investment.

We have incurred cumulative net losses (after preferred dividends) in the amount of $7,264,547 from our inception through December 31, 2003. We have no commercial product sales or revenues to date, and do not anticipate that we will complete the development of our first product, a non-invasive ambulatory heart monitor, and introduce it to the markets, until the end of fiscal 2005. Once we commence marketing our heart monitor, we project that we will not be cash flow positive based solely on projected sales and service revenues less manufacturing, general and administrative, marketing expenses and other operating costs for at least eight months. We anticipate that we will continue to incur substantial operating losses for the foreseeable future, notwithstanding any anticipated revenues we may receive when our products are initially introduced to markets, due to the significant costs associated with the development and marketing of our products and services.

Our inability to raise additional working capital at all or to raise it in a timely manner would negatively impact our ability to fund our operations, to generate revenues, and to otherwise execute our business plan, leading to the reduction or suspension of our operations and ultimately our going out of business. Should this occur, the value of your investment in the common shares could be adversely affected, and you could even lose your entire investment.

Based upon our current projections, we have sufficient working capital to fund our projected product development and operating costs through the end of fiscal 2005, although this coverage could be less than that period as the result of changes in our anticipated level of operations, higher than expected costs, or changes in our business plans. As noted in the prior risk factor, we do not anticipate that we will complete the development of our first product, a non-invasive ambulatory heart monitor, and introduce it to the markets, until the end of fiscal 2005, and also do not anticipate that we will be cash flow positive based solely on projected sales and service revenues less manufacturing, general and administrative, marketing expenses and other operating costs for at least eight months after the introduction of that product. We believe that it is highly likely that we will need to raise additional cash and working capital to cover an expected shortfall in our cash and working capital until we become cash-flow positive.

Should our costs and expenses prove to be greater than we currently anticipate, or should we change our current business plan in a manner that will increase or accelerate our anticipated costs and expenses, such as through an acquisition of new products, the depletion of our working capital could occur sooner than that projected. We currently do not have any binding commitments for, or readily available sources of, additional financing. Should we determine it to be necessary to raise additional cash in the future as our current cash and working capital resources are depleted, we will seek to raise it through the public or private sales of debt or equity securities, the procurement of advances on contracts or licenses, funding from joint-venture or strategic partners, debt financing or short-term loans, or a combination of the foregoing. We may also seek to satisfy indebtedness without any cash outlay through the private issuance of debt or equity securities. We cannot give you any assurance that we will be able to secure the additional cash or working capital we may require to continue our operations.

Even if we are able to raise additional financing, we might not be able to obtain it on terms that are not unduly expensive or burdensome to the company, or which do not adversely affect your rights as a common shareholder or the value of your investment in our common shares, including substantial dilution of your investment in terms of your percentage ownership in the company as well as the book value of your common shares.

Even if we are able to raise additional cash or working capital through the public or private sale of debt or equity securities, the procurement of advances on contracts or licenses, funding from joint-venture or strategic partners, debt financing or short-term loans, or the satisfaction of indebtedness without any cash outlay through the private issuance of debt or equity securities, the terms of such transactions may be unduly expense or burdensome to the company or disadvantageous to our existing shareholders. For example, we may be forced to sell or issue our securities at significant discounts to market, or pursuant to onerous terms and conditions, including the issuance of preferred stock with disadvantageous dividend, voting or veto, board membership, conversion, redemption or liquidation provisions; the issuance of convertible debt with disadvantageous interest rates and conversion features; the issuance of warrants with cashless exercise features; the issuance of securities with anti-dilution provisions; and the grant of registration rights with significant penalties for the failure to quickly register. If we raise debt financing, we may be required to secure the financing with all of our business assets, which could be sold or retained by the creditor should we default in our payment obligations. We also might be required to sell or license our products or technologies under disadvantageous circumstances we would not otherwise consider, including granting licenses with low royalty rates and exclusivity provisions.

We will face intense competition from competitors that have greater financial, technical and marketing resources. These competitive forces may impact our projected growth and ability to generate revenues and profits, which would have a negative impact on our business and the value of your investment.

The market for heart monitoring devices and services is intensely competitive and characterized by rapidly changing technology, evolving industry standards, and price competition. There are no substantial barriers to entry, and we expect that competition will be intense and may increase. Many of our existing competitors may have substantially greater financial, product development, technical and marketing resources, larger customer bases, longer operating histories, better name recognition and more established relationships in the industry. As a result, certain of these competitors may be able to develop and expand their product and service offerings more rapidly, adapt to new or emerging technologies and changes in customer requirements more quickly, take advantage of acquisition and other opportunities more readily, devote greater resources to the marketing and sale of their products and services, or aggressively reduce their sales prices below the our costs. We cannot assure you that we will be able compete successfully with existing competitors or new competitors.

Our products are highly regulated. We may be unsuccessful in obtaining regulatory approvals for our products in various markets, even though we may invest a significant amount of time and money in our efforts to procure those approvals. Our failure to receive the regulatory approvals in these markets may adversely affect our revenues and profitability, which in turn would adversely affect the value of your investment. Our failure to receive the regulatory approvals in a large number of key markets, including the United States, would likely cause us to go out of business and for you to lose your entire investment.

The manufacture, sale, promotion and marketing of our heart monitor products and other products we intend to develop are subject to regulation by the FDA and similar government regulatory bodies in other countries. As we develop or obtain new products we will be required to determine what regulatory requirements, if any, we must comply with in order to market and sell our products in the United States and worldwide. The process of obtaining regulatory approval could take years and be very costly, if approval can be obtained at all. If we fail to comply with these requirements, we could be subjected to enforcement actions such as an injunction to stop us from marketing the product at issue or a possible seizure of our assets. We intend to work diligently to assure compliance with all applicable regulations that impact our business. We cannot assure you, however, that we will be able to obtain regulatory approval for all of our products or that, in the future, additional regulations will not be enacted which might adversely impact our operations. Our failure to receive the regulatory approvals in as number of markets may adversely affect our revenues and profitability, which in turn would adversely affect the value of your investment. Our failure to receive the regulatory approvals in a large number of key markets, including the United

Because we are not diversified, you will be subject to a greater risk of loss of your investment should our single proposed product line fail.

The only business opportunities we are presently pursuing are the heart monitor (ECG) market and, later, the neurological brain scan (EEG) markets. Unlike many established companies that are diversified, we do not presently have other businesses, properties, investments or other income producing assets upon which we could rely upon should our single product line fail, thereby increasing the risk of loss of your entire investment should our proposed product line fail.

Our customers may not be able to receive third party reimbursement for our future products. If our customers are not reimbursed by third party payors, such as private health insurers, it is not likely that they will use our products. The inability of our customers to receive third party reimbursements for our products may adversely affect our business and the value of your investment.

We intend to sell our heart monitoring device to individual patients and doctors who will seek reimbursement from various third party payers, including government health programs, private health insurance plans, managed care organizations and other similar programs. We cannot assure you that reimbursement will be available from third party payers or, if available, that the reimbursement policies of the third party payers will not adversely affect our ability to sell our product profitably. If our customers are not reimbursed by third party payers or if the reimbursement by third party payers is too low, our business may be adversely affected and the value of your investment will decline.

Our ability to generate revenues and profits and to otherwise implement our business plan and growth strategies will be adversely affected if the licensees, strategic partners or third party marketing and distribution partners we intend to rely upon to provide a significant part of our marketing and sales functions fail to perform as expected. This failure would have a negative impact on our business and the value of your investment.

We currently have no internal sales, marketing and distribution capabilities, and will rely extensively on third-party licensees, strategic partners or third party marketing and distribution companies to perform a significant part of those functions. As a consequence of that reliance, our ability to effectively market and distribute our products will be dependent in large part on the strength and financial condition of others, the expertise and relationships of those third-parties with customers, and the interest of those parties in selling and marketing our products. Prospective third-party licensees, strategic partners and marketing and distribution parties may also market and distribute the products of other companies. If our relationships with any third-party licensees, strategic partners or marketing and distribution partners were to terminate, we would need to either develop alternative relationships or develop our own internal sales and marketing forces to continue to sell our products. Even if we are able to develop our internal sales, marketing and distribution capabilities, these efforts would require significant cash and other resources that would be diverted from other uses, if available at all, and could cause delays or interruptions in our product supply to customers, which could result in the loss of significant sales or customers. We can give you no assurance that we will be successful in our efforts to engage licensees, strategic partners or third party marketing and distribution companies to meet our sales, marketing and distribution requirements.

Our ability to generate revenues and profits and to otherwise implement our business plan and growth strategies will be adversely affected if the third-party manufacturers or suppliers we intend to rely upon to manufacture our products fail to perform as expected. This failure would have a negative impact on our business and the value of your investment.

We currently have no internal manufacturing capability, and will rely extensively on licensees, strategic partners or third party contract manufacturers or suppliers. A delay or interruption in the supply of components or finished products could adversely affect our ability to introduce our products onto the market. Should we be forced to manufacture our products, we cannot give you any assurance that we will be able to develop an internal manufacturing capability or procure third party suppliers. Moreover, we cannot give you any assurance that any contract manufacturers or suppliers we procure will be able to supply our product in a timely or cost effective manner or in accordance with applicable regulatory requirements or our specifications.

We are dependent for our success on a few key executive officers. Our inability to retain those officers would impede our business plan and growth strategies, which would have a negative impact on our business and the value of your investment.

Our success depends to a critical extent on the continued efforts of services of our Chief Executive Officer, Mr. Marvin H. Fink, and our Vice President and Chief Technology Officer, Dr. Budamir S. Drakulic. Were we to lose one or more of these key executive officers, we would be forced to expend significant time and money in the pursuit of a replacement, which would result in both a delay in the implementation of our business plan and the diversion of working capital. We can give you no assurance that we can find satisfactory replacements for these key executive officers at all, or on terms that are not unduly expensive or burdensome to our company. Although Mr. Fink has signed an employment agreement pursuant to which he will provide continued services to the company until October 12, 2002, and Dr. Drakulic is employed as a consultant under a loan-out agreement through October 15, 2012, these agreements will not preclude either of these key officers from leaving the company. We currently maintain key man life insurance policies in the amount of $1 million with respect to Mr. Fink and $3 million with respect to Dr. Drakulic which will assist us in recouping some of our costs in the event of the death of those officers.

Our inability to hire qualified personnel could impede our ability to generate revenues and profits and to otherwise implement our business plan and growth strategies, which would have a negative impact on our business and could adversely affect the value of your investment in our common shares.

We currently have an extremely small staff comprised of seven officers and employees. Although we believe that these officers and employees, together with the consultants currently engaged by our company, will be able to handle most of our operational requirements until the end of fiscal 2005 until we are ready to introduce our products to market, we will nevertheless be required over the longer-term to hire highly skilled managerial, engineering, technical, sales and marketing and administrative personnel to fully implement our business plan and growth strategies. We cannot assure you that we will be able to engage the services of such qualified personnel at competitive prices, or at all, particularly given the risks of employment attributable to our limited financial resources and lack of an established track record.

We plan to grow very rapidly, which will place strains on our management team and other company resource to both implement more sophisticated managerial, operational and financial systems, procedures and controls and to train and manage the personnel necessary to implement those functions. Our inability to manage our growth could impede our ability to generate revenues and profits and to otherwise implement our business plan and growth strategies, which would have a negative impact on our business and the value of your investment.

We will need to significantly expand our operations to implement our longer-term business plan and growth strategies. We will also be required to manage multiple relationships with various strategic partners, technology licensors, customers, manufacturers and suppliers, advertisers, consultants and other third parties. This expansion and these expanded relationships will require us to significantly improve or replace our existing managerial, operational and financial systems, procedures and controls; to improve the coordination between our various corporate functions; and to manage, train, motivate and maintain a growing employee base. The time and costs to effectuate these steps may place a significant strain on our management personnel, systems and resources, particularly given the limited amount of financial resources and skilled employees that may be available at the time. We cannot assure you that we will institute, in a timely manner or at all, the improvements to our managerial, operational and financial systems, procedures and controls necessary to support our anticipated increased levels of operations and to coordinate our various corporate functions, or that we will be able to properly manage, train, motivate and retain our anticipated increased employee base. Our inability to protect our patents and proprietary rights will adversely affect our business and the value of your investment

We may have difficulty in attracting and retaining management and outside independent members to our board of directors as a result of their concerns relating to their increased personal exposure to lawsuits and shareholder claims by virtue of holding these positions in a publicly-held company.

The directors and management of publicly traded corporations are increasingly concerned with the extent of their personal exposure to lawsuits and shareholder claims, as well as governmental and creditor claims which may be made against them, particularly in view of recent changes in securities laws imposing additional duties, obligations and liabilities on management and directors. Due to these concerns, directors and management are also becoming increasingly concerned with the availability of directors and officers' liability insurance to pay on a timely basis the costs incurred in defending shareholder claims. Directors and officers liability insurance has recently become much more expensive and difficult to obtain. If we are unable to obtain directors and officers liability insurance at affordable rates or at all, it may become increasingly more difficult to attract and retain qualified outside directors to serve on our board of directors. The fees of directors are also rising in response to their increased duties, obligations and liabilities as well as increased exposure to such risks. As a company with a limited operating history and limited resources, we will have a more difficult time attracting and retaining management and outside independent directors than a more established company due to these enhanced duties, obligations and liabilities.

Our inability to protect our intellectual property rights could negatively impact our projected growth and ability to generate revenues and profits, which would have a negative impact on our business and the value of your investment.

We rely on a combination of patent, patent pending, copyright, trademark and trade secret laws, proprietary rights agreements and non-disclosure agreements to protect our intellectual properties. We cannot give you any assurance that these measures will prove to be effective in protecting our intellectual properties. Our inability to protect our intellectual property rights could negatively impact our projected growth and ability to generate revenues and profits, which would have a negative impact on our business and the value of your investment.

In the case of patents, we cannot give you any assurance that our existing patents will not be invalidated, that any patents that we currently or prospectively apply for will be granted, or that any of these patents will ultimately provide significant commercial benefits. Further, competing companies may circumvent any patents that we may hold by developing products which closely emulate but do not infringe our patents. While we intend to seek patent protection for our products in selected foreign countries, those patents may not receive the same degree of protection as they would in the United States. We can give you no assurance that we will be able to successfully defend our patents and proprietary rights in any action we may file for patent infringement. Similarly, we can give you any assurance that we will not be required to defend against litigation involving the patents or proprietary rights of others, or that we will be able to obtain licenses for these rights. Legal and accounting costs relating to prosecuting or defending patent infringement litigation may be substantial.

We also rely on proprietary designs, technologies, processes and know-how not eligible for patent protection. We cannot give you any assurance that our competitors will not independently develop the same or superior designs, technologies, processes and know-how.

While we have and will continue to enter into proprietary rights agreements with our employees and third parties giving us proprietary rights to certain technology developed by those employees or parties while engaged by our company, we can give you no assurance that courts of competent jurisdiction will enforce those agreements.

Risks Relating To An Investment In Our Securities

To date, we have not paid any cash dividends and no cash dividends will be paid in the foreseeable future.

We do not anticipate paying cash dividends on our common shares in the foreseeable future, and we cannot assure an investor that funds will be legally available to pay dividends, or that even if the funds are legally available, that the dividends will be paid.

The application of the "penny stock" rules could adversely affect the market price of our common shares and increase your transaction costs to sell those shares.

As long as the trading price of our common shares is below $5 per share, the open-market trading of our common shares will be subject to the "penny stock" rules. The "penny stock" rules impose additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of securities and have received the purchaser's written consent to the transaction before the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the broker-dealer must deliver, before the transaction, a disclosure schedule prescribed by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. These additional burdens imposed on broker-dealers may restrict the ability or decrease the willingness of broker-dealers to sell the common shares, and may result in decreased liquidity for our common shares and increased transaction costs for sales and purchases of our common shares as compared to other securities.

Our common shares are sporadically or "thinly" traded, so you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our common shares have historically been sporadically or "thinly" traded on the OTCBB, meaning that the number of persons interested in purchasing our common shares at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven development stage company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common shares will develop or be sustained, or that current trading levels will be sustained. Due to these conditions, we can give you no assurance that you will be able to sell your shares at or near ask prices or at all if you need money or otherwise desire to liquidate your shares.

The market price for our common shares is particularly volatile given our status as a relatively unknown development stage company with a small and thinly-traded public float, limited operating history and lack of revenues or profits to date for our newly introduced products, which could lead to wide fluctuations in our share price. The price at which you purchase our common shares may not be indicative of the price that will prevail in the trading market. You may be unable to sell your common shares at or above your purchase price, which may result in substantial losses to you.

The market for our common shares is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. The volatility in our share price is attributable to a number of factors. First, we have relatively few common shares outstanding in the "public float" since most of our shares are held by a small number of shareholders. In addition, as noted above, our common shares are sporadically or thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our shareholders may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of our common shares are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Secondly, we are a speculative or "risky" investment due to our limited operating history and lack of revenues or profits to date, and uncertainty of future market acceptance for our products. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer. The following factors may add to the volatility in the price of our common shares: actual or anticipated variations in our quarterly or annual operating results; acceptance of our products and services as viable security and technology solutions; government regulations, announcements of significant acquisitions, strategic partnerships or joint ventures; our capital commitments; and additions or departures of our key personnel. Many of these factors are beyond our control and may decrease the market price of our common shares, regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our common shares will be at any time, including as to whether our common shares will sustain their current market prices, or as to what effect that the sale of shares or the availability of common shares for sale at any time will have on the prevailing market price.

Shareholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the volatility of our share price.

Volatility in our common share price may subject us to securities litigation.

As discussed in the preceding risk factor, the market for our common shares is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management's attention and resources.

A single shareholder currently beneficially owns the majority of our outstanding common shares, which may limit the ability of yourself or other shareholders, whether acting singly or together, to propose or direct the management or overall direction of our company. Additionally, this concentration of ownership could discourage or prevent a potential takeover of our company that might otherwise result in you receiving a premium over the market price for your common shares.

ARC Finance Group, LLC, which is owned and controlled by Ms. Tracey Hampton, owns approximately 70% of our outstanding common shares. As a consequence, ARC Finance Group will retain the ability to elect a majority of our board of directors, and thereby control our management. ARC Finance Group also has the ability to control the outcome of corporate actions requiring shareholder approval, including mergers and other changes of corporate control, going private transactions, and other extraordinary transactions.

A large number of common shares are issuable upon conversion of our series 'A' preferred shares or the exercise of outstanding common share purchase options or warrants. The conversion or exercise of these securities could result in the substantial dilution of your investment in terms of your percentage ownership in the company as well as the book value of your common shares. The sale of a large amount of common shares received upon the conversion or exercise of these securities on the public market to finance the exercise price or to pay associated income taxes, or the perception that such sales could occur, could substantially depress the prevailing market prices for our shares.

There are currently outstanding as of April 30, 2004, 1,661,305 series 'A' preferred shares each convertible into one common share at the conversion rate of $3 per share, and common share purchase options and warrants entitling the holders to purchase 5,517,327 common shares at a weighted average exercise price of $2.35 per share, including a number granted to directors, officers, employees and consultants that are subject to vesting conditions. In the event of the conversion or exercise of these securities, you could suffer substantial dilution of your investment in terms of your percentage ownership in the company as well as the book value of your common shares. In addition, the holders of the common share purchase options or warrants may sell common shares in tandem with their exercise of those options or warrants to finance that exercise, or may resell the shares purchased in order to cover any income tax liabilities that may arise from their conversion or exercise of these securities.

Our issuance of additional common shares or preferred shares, or options or warrants to purchase those shares, would dilute your proportionate ownership and voting rights. Our issuance of additional preferred shares, or options or warrants to purchase those shares, could negatively impact the value of your investment in our common shares as the result of preferential voting rights or veto powers, dividend rights, disproportionate rights to appoint directors to our board, conversion rights, redemption rights and liquidation provisions granted to the preferred shareholders, including the grant of rights that could discourage or prevent the distribution of dividends to you, or prevent the sale of our assets or a potential takeover of our company that might otherwise result in you receiving a distribution or a premium over the market price for your common shares.

We are entitled under our certificate of incorporation to issue up to 100,000,000 common and 10,000,000 "blank check" preferred shares. After taking into consideration our outstanding common and preferred shares as of April 30, 2004, we will be entitled to issue up to 66,654,738 additional common shares and 8,228,694 additional preferred shares. Our board may generally issue those common and preferred shares, or options or warrants to purchase those shares, without further approval by our shareholders based upon such factors as our board of directors may deem relevant at that time. Any preferred shares we may issues shall have such rights, preferences, privileges and restrictions as may be designated from time-to-time by our board, including preferential dividend rights, voting rights, conversion rights, redemption rights and liquidation provisions. It is likely that we will be required to issue a large amount of additional securities to raise capital to further our development and marketing plans. It is also likely that we will be required to issue a large amount of additional securities to directors, officers, employees and consultants as compensatory grants in connection with their services, both in the form of stand-alone grants or under our various stock plans. We cannot give you any assurance that we will not issue additional common or preferred shares, or options or warrants to purchase those shares, under circumstances we may deem appropriate at the time.

We are subject to the provisions of the Delaware Business Combination Act, which could discourage or prevent a potential takeover of our company that might otherwise result in you receiving a premium over the market price for your common shares.

As a Delaware corporation, we are subject to the Delaware Business Combination Act which precludes a shareholder who owns 15% or more of our shares from entering into a "business combination" involving our company for a period of three years, unless (1) our board of directors approves the combination before the shareholder acquires the 15% interest; (2) the interested shareholder acquires at least 85% of our shares as part of the transaction in which he acquired the initial 15%, excluding shares owned by our officers who are also directors and voting stock held by employee benefit plans; or (3) the combination is approved by our board of directors by a majority vote and two-thirds of our other shareholders at a duly called shareholders' meeting. A "business combination" is defined as (1) a merger or consolidation requiring shareholder approval, (2) the sale, lease, pledge, or other disposition of our assets, including by dissolution, having at least 50% of the entire asset value of our company, or (3) a proposed tender or exchange offer of 50% or more of our voting stock.

The existence of indemnification rights to our directors and officers under our bylaws may result in substantial expenditures by our company and may discourage lawsuits against our directors and officers.

Our bylaws require us to indemnify our directors and officers to the maximum extent permitted by Delaware corporate law. We may also have contractual indemnification obligations under our individual agreements with our directors, officers and employees. The foregoing indemnification obligations could result in our company incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers and employees, which we may be unable to recoup. These provisions and resultant costs may also discourage our company from bringing a lawsuit against directors, officers and employees for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors, officers and employees, even though such actions, if successful, might otherwise benefit our company and shareholders.

LEGAL PROCEEDINGS

As of the date of this annual report, there are no material pending legal or governmental proceedings relating to our company or properties to which we are a party, and to our knowledge there are no material proceedings to which any of our directors, executive officers or affiliates are a party adverse to us or which have a material interest adverse to us.

SUBMISSION OF MATTERS TO A VOTE OF SECURITIES HOLDERS

No matters were submitted to a vote of our security holders during our fourth quarter ended December 31, 2003.

MARKET PRICE OF AND DIVIDENDS ON OUR COMMON SHARES AND RELATED STOCKHOLDER MATTERS

Description Of Market

Our common shares are currently quoted on the OTCBB under the symbol "RECM." The following table sets forth the quarterly high and low bid prices for our common shares on the OTCBB for the periods indicated. The prices set forth below represent inter-dealer quotations, without retail markup, markdown or commission and may not be reflective of actual transactions. The prices have been adjusted to reflect a 3 for 1 stock split that was effective on April 11, 2003.

		Bid Price	
Period	**Volume**	**High**	**Low**
2003:			
Fourth Quarter	3,808,295	$ 5.15	$ 2.70
Third Quarter	3,683,800	5.55	3.24
Second Quarter	2,494,700	4.20	1.98
First Quarter	1,464,600	2.30	0.88
2002:			
Fourth Quarter	1,264,800	$ 3.97	$ 0.08
Third Quarter	0	0.08	0.07
Second Quarter	0	0:07	0.05
First Quarter	1,500	0.33	0.33

On April 30, 2004, the last reported closing price for our common shares as reported on the OTCBB was $7.21 per share.

A shareholders' list provided by our transfer agent showed 334 registered shareholders and 33,345,262 common shares outstanding as of April 30 2004. This number excludes any estimate by us of the number of beneficial owners of shares held in street name, the accuracy of which cannot be guaranteed..

Dividend Policy

We have never paid any cash dividends on our common shares, and we do not anticipate that we will pay any dividends with respect to those securities in the foreseeable future. Our current business plan is to retain any future earnings to finance the expansion development of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors, and will be dependent upon our financial condition, results of operations, capital requirements and other factors as our board may deem relevant at that time.

Recent Sales Of Unregistered Securities

Rule 506

During fiscal 2003, we sold or issued the following securities not registered under the Securities Act of 1933 by reason of the exemption afforded under SEC Rule 506 promulgated under Regulation D or, in the alternative, Section 4(2) of the Securities Act. Except as stated below, no underwriting discounts or commissions were payable with respect to any of the following transactions. The offer and sale of the following securities was exempt from the registration requirements of the Securities Act under Rule 506 insofar as (1) except as stated below, each of the investors was accredited within the meaning of Rule 501(a); (2) the transfer of the securities were restricted by the company in accordance with Rule 502(d); (3) there were no more than 35 non-accredited investors in any transaction within the meaning of Rule 506(b), after taking into consideration all prior investors under Section 4(2) of the Securities Act within the twelve months preceding the transaction; and (4) none of the offers and sales were effected through any general solicitation or general advertising within the meaning of Rule 502(c).

- On February 5, 2003, pursuant to a director's compensation plan adopted by our board of directors on that date, we issued to each of our five directors as of that date, including Messrs. Fink and Roston and Dr. Robert Koblin, options to purchase 150,000 common shares at $0.88 per share (50,000 shares at $2.65 per share pre-split) under our 2002 Stock Plan. The options are fully vested and lapse, if unexercised, on February 4, 2008. For further information relating to these transactions, see that section of the annual report captioned "*Management—Board Compensation*".

- On March 10, 2003, we issued to Dr. Budimir S. Drakulic, our Vice President and Chief Technology Officer, options to purchase 750,000 common shares at $0.95 per share (250,000 shares at $2.76 per share pre-split) under our 2002 Stock Plan. The options vest over a period of four years, and lapse if unexercised on March 9, 2008.

- On March 10, 2003, we issued to Mr. Charles McGill options to purchase 900,000 common shares at $0.95 per share (300,000 common shares at $2.85 per share (900,000 shares at $0.95 per share pre-split). These options were issued as an inducement for Mr. McGill to become our Chief Financial Officer pursuant to an employment agreement entered into on that same date. The options were to vest over a period of three years, and lapse if unexercised on March 24, 2008. Mr. McGill retired in November 2003, at which time 150,000 options vested and the balance lapsed.

- On March 10, 2003, we issued warrants to purchase 900,000 restricted common shares post-split at $0.50 per share (300,000 shares at $1.50 per share pre-split). The warrants, which are held by Crown Reef for its provision of strategic planning, marketing and business advisory consulting services, lapse if not exercised by March 9, 2008. We valued the grant at $450,000.

- On April 8, 2003, we sold to Mr. Mitchell Stein 112,812 common shares (37,604 shares pre-split) for $100,000 in cash and $150,000 in expenses and equipment.

- On April 15, 2003, we issued to Brookstreet Securities Corporation warrants to purchase 200,000 common pursuant to an investment banking agreement. The warrants are exercisable in four tranches of 50,000 common shares each. The first tranche was fully vested upon grant and exercisable at $1.25 per share. The second tranche vested 90 days after issuance with an exercise price of $2.25 per share. The third tranche vested 180 days after issuance with an exercise price of $3.25 per share. The fourth tranche vested 270 days after issuance with an exercise price of $4.25 per share. We valued the grant at $550,000.

- On May 15, 2003, we completed the first tranche of a private placement pursuant to which we sold 82,667 units to Mr. Mitchell Stein, SJ Investments and Ms. Norma Provencio at $3 per unit for cash amounting to $248,000. Each unit consisted of one common share and one warrant. Each warrant is exercisable at $3 until May 14, 2004. Upon exercise of the warrants each investor will receive one common share and an additional warrant to purchase one common share $6 per share until November 15, 2004.

- On June 5, 2003, we issued to Dr. Lowell T. Harmison, in his capacity as a director, options to purchase 50,000 common shares at $4.20 per share under our 2002 Stock Plan. These options are fully vested, and lapse if unexercised on June 5 2008. For further information relating to this transaction, see that section of the annual report captioned "*Management—Board Compensation*".

- On July 17, 2003, we issued to Maxim Group, LLC warrants to purchase 100,000 common shares at $4.62 per share pursuant to an investment banking agreement. The warrants lapse if unexercised on July 16, 2008. We valued the grant at $492,000.

- On July 24, 2003, we completed the second tranche of a private placement pursuant to which we sold 75,075 units to Messrs. Mitchell Stein, Jerry L. Page and Mark M Giardiano and to Ashton Reed & Company, Inc. at $3.33 per unit for cash amounting to $250,000. Each unit consisted of one common share and one warrant. Each warrant is exercisable at $3.33 until July 14, 2004. Upon exercise of the warrants each investor will receive one common share and an additional warrant to purchase one common share at $6.66 per share until November 15, 2004.

- On October 2, 2003, we completed a private placement through Maxim Group LLC pursuant to which we sold 53.7875 units to 100 investors at a price of $100,000 per unit, for gross proceeds of $5,378,750. The net proceeds of this offering, after expenses, was $4,805,965. Each unit sold consisted of 33,334 series 'A' preferred shares and 16,667 class 'C' warrants. In total, we issued 1,792,976 series 'A' preferred shares and 896,488 class 'C' warrants. Each series 'A' preferred share is convertible into one common share. Each warrant is exercisable at $3.75 for a period of four years.

- Under the terms of our agreement with Maxim Group, we were obligated to pay Maxim Group $537,875, representing an 8% commission and a 2% non-accountable expense allowance. In addition, we are obligated to issue to Maxim an agent's warrant entitling it to purchase a number of units equal to 10% of the total units sold in this offering. Maxim has the right under the agent's warrant to purchase at total of 179,292 units at the price of $3.60 per unit, each unit comprised on one series 'A' preferred share and one-half of a class C warrant. The agent's warrant expires in five years to the extent unexercised.

- On November 3, 2003, we issued to Messrs. Fink and Roston, in their capacity as directors, options entitling each of them to purchase 28,000 common shares at $4.40 per share pursuant to our director's compensation plan. The options vest quarterly over a period of one year, and lapse if unexercised on November 2, 2008. For further information relating to these transactions, see that section of the annual report captioned "*Management—Board Compensation*".

Rule 504; Section 4(2)

During fiscal 2003, we sold or issued the following securities not registered under the Securities Act of 1933 by reason of the exemption afforded under SEC Rule 504 promulgated under Regulation D or, in the alternative, Section 4(2) of the Securities Act. Except as stated below, no underwriting discounts or commissions were payable with respect to any of the following transactions. The offer and sale of the following securities was exempt from the registration requirements of the Securities Act under Rule 504 insofar as the aggregate offering price for each such transaction did not exceed $1,000,000, after taking into consideration the aggregate offering price for all securities sold by the company under Section 3(b) of the Securities Act within the twelve months preceding the transaction.

- On February 14, 2003 we issued to Dr. Lowell Harmison (1) fully vested options entitling him to purchase 108,000 common shares at $0.97 per share (36,000 shares $2.91 per share pre-split), and (2) options entitling him to purchase an purchase an additional 108,000 common shares at $0.97 per share (36,000 shares $2.91 per share pre-split) to vest over twelve quarters. These options were issued as an inducement for Dr. Harmison to provide consulting services pursuant to a consulting agreement entered into on that same date. For further information relating to this transaction, see that section of the annual report captioned "*Management—Employment And Consulting Agreements With Management*".

- On March 10, 2003, we issued to an employee options to purchase 240,000 common shares at $0.95 per share (80,000 shares at $2.76 per share pre-split) under our 2002 Stock Plan. The options vest over a period of four years, and lapse if unexercised on March 9, 2008.

- On March 10, 2003, we issued to Mr. Rowland Perkins, in connection with the provision of consulting services relating to identifying prospective directors, warrants to purchase 21,000 common shares at $0.81 per share (7,000 shares at $2.43 per share pre-split). The warrants were fully vested, and lapse if unexercised on March 9, 2008. We valued the grant at $17,010.

- On April 15, 2003, we issued to an employee options to purchase 10,000 common shares at $2.85 per share under our 2002 Stock Plan. The options vest over a period of four years, and lapse if unexercised on April 14, 2010.

- On June 2, 2003, we issued to Dr. Michael Laks, as compensation providing medical advisory and technical consulting services, options to purchase 108,000 common shares at $2.40 per share under our 2002 Stock Plan. The options vest over a period of four years, and lapse if unexercised on June 4, 2008. We valued the grant at $259,200.

- On July 29, 2003, we issued to an employee options to purchase 10,000 common shares at $3.19 per share under our 2002 Stock Plan. The options vest over a period of five years, and lapse if unexercised on July 28, 2008.

- On August 5, 2003, we issued to two shareholders, Messrs. John Epperson Jr. and Jack Lee, warrants entitling them to purchase 23,501 common shares at $3.29 per share pursuant to a voluntary partial trading restriction (lock-up) agreement entered into with each of those shareholders on that date. These warrants lapse on August 4, 2008 to the extent not exercised by the first shareholder, and February 4, 2005 to the extent not exercised by the second shareholder. We valued the grant at $77,318.

- On September 23, 2003, we issued to a current shareholder, Mr. Aaron Grunfield, warrants to purchase 18,000 common shares at $5.29 per share pursuant to a voluntary partial trading restriction (lock-up) agreement with that shareholder entered into on that same date. These warrants lapse on March 22, 2005 to the extent not exercised. We valued the grant at $95,220.

- On September 25, 2003, we issued to Mr. Bill Mathews, as compensation for providing consulting services relating to the procurement of FDA approval for our products, warrants to purchase 25,000 common shares at $3.19 per share under our 2002 Stock Plan. These warrants lapse on March 24, 2010 to the extent not exercised. We valued the grant at $79,750.

Repurchases Of Securities

There were no repurchases of Recom's securities by either Recom or any affiliated purchaser of Recom within the three-month period ended December 31, 2003.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Summarized below is the aggregate amount of various professional fees billed by our principal accountants with respect to our last two fiscal years:

	2003	2002
Audit fees	$ 90,644	$ 11,585
Audit-related fees	$ —	$ —
Tax fees	$ —	$ —
All other fees	$ —	$ —
All other fees, including tax consultation and preparation	$ —	$ —

All audit fees are approved in advance by our audit committee and board of directors. Stonefield Josephson does not provide any non-audit services to Recom.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On December 1, 2003, we dismissed our independent auditor, Burnett + Company, LLC, and on December 2, 2003, we engaged Stonefield Josephson, Inc. as our independent auditor for the fiscal year ending December 31, 2003. The decision to dismiss Burnett + Company was approved by our board of directors.

Burnett + Company's reports on our financial statements as of and for the years ended December 31, 2002 and December 31, 2001 did not contain an adverse opinion or a disclaimer of opinion, nor were they modified as to uncertainty, audit scope, or accounting principles. During the periods ended December 31, 2001 and December 31, 2002, and the interim period from January 1, 2003 through the date of Burnett + Company's dismissal, we did not have any disagreements with Burnett + Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Burnett + Company's satisfaction, would have caused it to make a reference to the subject matter of the disagreements in connection with its reports.

Prior to engaging Stonefield Josephson, we did not consult with Stonefield Josephson regarding the application of accounting principles to a specified completed or contemplated transaction or the type of audit opinion that might be rendered on our financial statements.

CONTROLS AND PROCEDURES

Within the ninety days prior to the filing date of this report, our Chief Executive Officer and Chief Financial Officer, in consultation with our other members of management and advisors as appropriate, carried out an evaluation of the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-14 promulgated under the Exchange Act. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the date of the evaluation, our disclosure controls and procedures are effective in making known to them on a timely basis material information relating to our company (including any consolidated subsidiaries) required to be included in this report. There were no significant changes in our internal controls or in other factors that could significantly affect these controls, known to our Chief Executive Officer or Chief Financial Officer, subsequent to the date of the evaluation, including any significant deficiencies or material weaknesses that would require corrective action.

EXHIBITS AND REPORTS ON FORM 8-K

Exhibits

2.1 Order dated October 26, 2000 Confirming Plan of Reorganization and Granting Final Approval of Disclosure Statement (10)

3.1 Amended And Restated Certificate Of Incorporation Of Recom Managed System, Inc. filed by the Delaware Secretary of State on November 6, 2000 (1)

3.2 Certificate Of Amendment Of Certificate Of Incorporation Of Recom Managed System, Inc. filed by the Delaware Secretary of State on June 20, 2003 (8)

3.3 Certificate Of Designation Of Rights, Preferences And Limitations Of Series 'A' Convertible Preferred Stock Of Recom Managed System, Inc. filed by the Delaware Secretary of State on September 9, 2003 (10)

3.4 Amendment To Certificate Of Designation Of Rights, Preferences And Limitations Of Series 'A' Convertible Preferred Stock Of Recom Managed System, Inc. filed by the Delaware Secretary of State on April 26, 2004 (10)

3.5 Bylaws Of Recom Managed Systems, Inc. adopted March 31, 2003 (6)

5.1 Specimen common stock certificate (8)

5.2 Specimen series 'A' preferred stock certificate (8)

5.3 Recom Managed Systems, Inc. 2002 Stock Plan adopted on November 1, 2002 (6)

5.4 Form of option issued under Recom Managed Systems, Inc. 2002 Stock (8)

5.5 Recom Managed Systems, Inc. 2003 Nonqualified Stock Option And Stock Plan adopted on

March 31, 2002 (6)

5.6	Warrant To Purchase Common Stock dated September 19, 2002 issued to Sim Farrar (2)
5.7	Form of Standard Warrant (8)
5.8	Form of Class 'A' Warrant (8)
5.9	Form of Class 'C' Warrant (8)
5.10	Agent's Warrant dated November 1, 2003 with Maxim Group LLC (10)
5.11	Agent's Warrant dated November 1, 2003 with Jenkins Capital Management, LLC (10)
10.1	Standard Multi-Tenant Office Lease dated August 20, 2002 between Bershin Properties I, LLC, as lessor, and Recom Managed Systems, Inc., LLC, as lessee (10)
10.2	Addendum To Standard Office Lease dated August 20, 2002 between Bershin Properties I, LLC, as lessor, and Recom Managed Systems, Inc., as lessee (10)
10.3	Addendum To Standard Office Lease dated December 17, 2003 between Bershin Properties I, LLC, as lessor, and Recom Managed Systems, Inc., as lessee (10)
10.4	Stock Acquisition and Signal Technologies Transfer Agreement dated September 12, 2002 between Recom Managed Systems, Inc. and ARC Finance Group, LLC (2)
10.5	Employment Agreement dated October 14, 2002 between Recom Managed Systems, Inc. and Marvin H. Fink (3)
10.6	License Agreement dated December 9, 1993 between Dr. Budimir S. Drakulic and Teledyne Electronic Industries, Inc. (8)
10.7	Restricted Stock Agreement dated October 14, 2002 between Recom Managed Systems, Inc. and Marvin H. Fink (3)(4)
10.8	Indemnification Agreement dated October 14, 2002 between Recom Managed Systems, Inc. and Marvin H. Fink (3)(4)
10.9	Loan-out Agreement dated October 15, 2002 between Recom Managed Systems, Inc. and Budimir Drakulic, B World and B Technologies (3)
10.10	Restricted Stock Agreement dated October 15, 2002 between Recom Managed Systems, Inc. and Budimir Drakulic, B World and B Technologies (3)(5)
10.11	Consulting Agreement dated November 1, 2002 between Recom Managed Systems, Inc. and Ellsworth Roston (3)
10.12	Employment, Confidential Information, Invention Assignment, And Arbitration Agreement dated October 15, 2002 between Recom Managed Systems, Inc. and Budimir Drakulic, B World and B Technologies (3)(5)
10.13	Consulting Agreement dated February 14, 2003 between Recom Managed Systems, Inc. and Lowell T. Harmison (8)
10.14	Employment Agreement dated March 10, 2003 between Recom Managed Systems, Inc. and Charles E. McGill (6)
10.15	Investment Banking Agreement dated April 15, 2003 between Recom Managed Systems, Inc. and Brookstreet Securities Corporation (7)
10.16	Investment Banking Agreement dated July 17, 2003 between Recom Managed Systems, Inc. and Maxim Group, LLC (10)
10.17	Placement Agency Agreement dated September 4, 2003 between Recom Managed Systems, Inc. and Maxim Group, LLC (10)

10.18 Form of Registration Rights Agreement for purchasers of Series 'A' Preferred Stock (8)

10.19 Scope Letters and Engagement Agreements dated December 18, 2003, January 23, 2004 and March 22, 2004 between Recom Managed Systems, Inc. and CFO 911 (10)

10.20 Non-Binding Letter of Intent dated January 10, 2004 between Recom Managed Systems, Inc. and TZ Medical Inc. (10)

10.21 Settlement Agreement And Releases, Warrant and Piggyback Registration Rights Agreement each dated April 28, 2004 between Recom Managed Systems, Inc., Mitchell J. Stein, ARC Finance Group, LLC, Tracey Hampton-Stein and Rex Julian Beaber (10)

21 List of subsidiaries *

23 Consent of Stonefield Josephson, Inc. *

24.1 Powers of Attorney for Mr. Ellsworth Roston, Dr. Robert Koblin, Dr. Lowell T. Harmison and Ms. Jennifer Black (9)

32.1 Certification of CEO Pursuant to Section 906 of the Sarbanes-Oxley Act *

32.2 Certification of CFO Pursuant to Section 906 of the Sarbanes-Oxley Act *

---

* Filed herewith

(1) Previously filed as an exhibit to our report on form 10-KSB for our fiscal year ended December 31, 2001 filed with the SEC on February 22, 2002.

(2) Previously filed as an exhibit to our report on form 8-K filed with the SEC on September 25, 2002.

(3) Previously filed as an exhibit to our report on form 10-QSB for our fiscal quarter ended September 30, 2002 filed with the SEC on November 12, 2002.

(4) Filed as part of the Employment Agreement for Mr. Fink noted in item 10.5.

(5) Filed as part of the Loan-Out Agreement for with B World Technologies, B Technologies and Dr. Drakulic noted in item 10.9.

(6) Previously filed as an exhibit to our report on form 10-KSB for our fiscal year ended December 31, 2002 filed with the SEC on March 26, 2003.

(7) Previously filed as an exhibit to our report on form 10-QSB for our fiscal quarter ended March 30, 2003 filed with the SEC on May 7, 2003.

(8) Previously filed as an exhibit to our registration statement on form SB-2 filed with the SEC on January 2, 2004.

(9) Previously filed as an exhibit to our report on form 10-KSB for our fiscal year ended December 31, 2003 filed with the SEC on February 10, 2004.

(10) Previously filed as an exhibit to our registration statement on form SB-2 (amendment no. 2) filed with the SEC on May 11, 2004.

Reports On Form 8-K

On December 12, 2003, we filed a form 8-K with the SEC in connection with the replacement of our independent auditors. For further information relating to this filing, see that section of this annual report captioned "*Changes In And Disagreements With Accountants On Accounting And Financial Disclosure*". No other reports on form 8-K were filed during the three-month period ended December 31, 2003.

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INDEPENDENT AUDITORS' REPORT

To The Board Of Directors And Stockholders Of Recom Managed Systems, Inc.
Studio City, California

We have audited the accompanying balance sheet of Recom Managed Systems, Inc. as of December 31, 2003 and the related statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2003 and from inception of development stage (November 7, 2000) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that the Company plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Recom Managed Systems, Inc. as of December 31, 2003 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2003 and from inception of development stage (November 7, 2000) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ Stonefield Josephson, Inc.

Stonefield Josephson, Inc.
Certified Public Accountants

January 30, 2004

RECOM MANAGED SYSTEMS, INC.
(A Development Stage Company)
BALANCE SHEET
December 31, 2003

		December 31, 2003
ASSETS		
CURRENT ASSETS		
Cash	$	3,957,720
Prepaid expenses		130,749
Total current assets		4,088,469
Property, plant and equipment, net of accumulated depreciation of $39,751		169,299
Intangible – patents, net of accumulated amortization of $11,146		157,828
TOTAL ASSETS	$	4,415,596
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable		158,282
Accrued dividend payable		107,575
Accrued expenses		324,999
Total current liabilities		590,856
STOCKHOLDERS' EQUITY		
Series 'A' convertible preferred stock, $.001 par value; 10,000,000 shares authorized; 1,792,975 shares issued and outstanding	$	1,793
Common stock, $.001 par value; 100,000,000 shares authorized; 32,993,912 shares issued and outstanding		32,993
Additional paid-in capital		11,477,573
Deferred compensation		(232,020)
Deficit accumulated during development stage		(7,455,599)
TOTAL STOCKHOLDERS' EQUITY		3,824,740
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	4,415,596

The accompanying notes are an integral part of these financial statements.

RECOM MANAGED SYSTEMS, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2003 And 2002 And From Inception Of Development Stage (November 7, 2000) To December 31, 2003

	For the Years Ended December 31, 2003	For the Years Ended December 31, 2002	From Inception of Development Stage (Nov. 7, 2000) to Dec. 31, 2003
Revenue	$ —	$ —	$ —
Research and development	497,631	67,500	565,131
General and administrative expenses	4,813,746	144,454	5,044,873
Total expense	5,311,377	211,954	5,610,004
Provision for income taxes	—	—	—
Net loss	$ (5,311,377)	$ (211,954)	$ (5,610,004)
Preferred dividend	1,953,170	—	1,953,170
Net loss attributed to common stockholders	$ (7,264,547)	$ (211,954)	$ (7,563,174)
Basic and diluted loss per share	$ (0.17)	$ (0.02)	$ (0.37)
Basic and diluted loss per share attributed to common stockholders	$ (0.23)	$ (0.02)	$ (0.49)
Weighted average shares outstanding—basic and diluted	31,765,404	11,609,162	15,311,041

The accompanying notes are an integral part of these financial statements.

RECOM MANAGED SYSTEMS, INC.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
From Inception Of Development Stage (November 7, 2000) To December 31, 2003

	Common Stock		Series 'A' Convertible Preferred Stock		Additional Paid-in Capital	Deferred Compensation	Deficit Accumulated During Development Stage	From Inception (Nov. 7, 2000) To Dec. 31, 2003
	Shares	Amount	Shares	Amount				
2000:								
Balance November 7, 2000 (as restated for 3:1 stock split)	4,139,784	$ 4,139	—	$ —	$ (4,139)	$ —	$ —	$ —
Contributed capital	—	—	—		35,000	—	—	35,000
Net loss	—	—	—	—	—	—	(36,673)	(36,673)
Balance December 31, 2000	4,139,784	4,139	—	—	30,861	—	(36,673)	(1,673)
2001:								
Capital contributed	—	—	—	—	45,000	—	—	45,000
Shares issued for services July 2001 – $0.033	150,000	150	—	—	4,850	—	—	5,000
Net loss	—	—	—	—	—	—	(50,000)	(50,000)
Balance December 31, 2001	4,289,784	4,289	—	—	80,711	—	(86,673)	(1,673)
Capital contributed	—	—	—	—	56,400	—	—	56,400
Warrants issued for cash	—	—	—	—	125,000	—	—	125,000
Issuance of common stock for:			—	—				
Technology – Sept. 2002 – $0.006	23,400,000	23,400	—	—	54,623	—	—	78,023
Services rendered – Oct. 2002 – $0.021	2,925,000	2,925	—	—	17,958	(19,678)	—	1,205
Cash – Oct 2002 – $0.03	564,810	565	—	—	17,221	—	—	17,786
Cash – Nov 2002 – $2.66	71,250	71	—	—	189,929	—	—	190,000
Contributed services – officer	—	—	—	—	20,000	—	—	20,000

(continued on next page)

RECOM MANAGED SYSTEMS, INC.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
From Inception Of Development Stage (November 7, 2000) To December 31, 2003
(Continued)

	Common Stock		Series 'A' Convertible Preferred Stock		Additional Paid-in Capital	Deferred Compensation	Deficit Accumulated During Development Stage	From Inception (Nov. 7, 2000) To Dec. 31, 2003
	Shares	Amount	Shares	Amount				
Warrants issued for services	—	—	—	—	5,324	—	—	5,324
Net loss	—	—	—	—	—	—	(211,954)	(211,954)
Balance December 31, 2002	31,250,844	$ 31,250	—	$ —	$ 567,166	$ (19,678)	$ (298,627)	$ 280,111
2003:								
Issuance of common stock for cash and contributed property – April 2003 – $2.22	112,812	$ 113	—		$ 249,887	$ —	$ —	$ 250,000
Issuance of common stock for cash:								
May 2003 – $3.00	82,667	83	—	$ —	247,917	—	—	248,000
May 2003 – $3.33	75,075	75	—		249,925	—	—	250,000
Issuance of common stock for services:				—				
April 2003 – $2.80	147,192	147	—	—	411,654	—	—	411,801
April 2003 – $3.15	11,045	11	—		34,780	—	—	34,791
July 2003 – $3.67	111,625	112	—	—	410,192	—	—	410,304
August 2003 – $3.68	33,188	33	—	—	121,103	—	—	121,136
September 2003 – $3.77	24,292	24	—	—	91,673	—	—	91,697
October 2003 – $4.78	15,385	15	—	—	73,525	—	—	73,540
November 2003 – $3.65	18,834	19	—	—	68,783	—	—	68,802
December 2003 – $3.60	5,953	6	—	—	21,425	—	—	21,431
Cashless exercise of warrants	1,105,000	1,105	—	—	(1,105)	—	—	—

(continued on next page)

RECOM MANAGED SYSTEMS, INC.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
From Inception Of Development Stage (November 7, 2000) To December 31, 2003

	Common Stock		Series 'A' Convertible Preferred Stock		Additional Paid-in Capital	Deferred Compensa-tion	Deficit Accumulated During Development Stage	From Inception (Nov. 7, 2000) To Dec. 31, 2003
	Shares	Amount	Shares	Amount				
Contributed services – officer	—	—	—	—	80,000	—	—	80,000
Employee stock options issued below market	—	—	—	—	38,400	—	—	38,400
Amortization of deferred compensation	—	—	—	—	—	6,668	—	6,668
Options and warrants issued for:								
Services	—	—	—	—	2,196,068	(219,010)	—	1,977,058
Financing cost	—	—	—	—	74,088	—	—	74,088
Issuance of preferred stock for cash	—	—	1,792,975	1,793	5,376,857	—	—	5,378,650
Series 'A' preferred offering expenses	—	—	—	—	(572,785)	—	—	(572,785)
Preferred stock beneficial conversion feature	—	—	—	—	896,474	—	(896,474)	—
Allocation of fair value to warrants	—	—	—	—	949,121	—	(949,121)	—
Preferred stock accrued dividend payable	—	—	—	—	(107,575)	—	—	(107,575)
Net loss	—	—	—	—	—	—	(5,311,377)	(5,311,377)
Balance December 31, 2003	32,993,912	$ 32,993	1,792,975	$ 1,793	$ 11,477,573	$ (232,020)	$ (7,455,599)	$ 3,824,740

The accompanying notes are an integral part of these financial statements.

RECOM MANAGED SYSTEMS, INC.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
For The Years Ended December 31, 2003 And 2002 And From Inception Of Development Stage (November 7, 2000) To December 31, 2003

	For the Years Ended December 31,		From Inception of Development Stage (Nov. 7, 2000) to
	2003	2002	Dec. 31, 2003
Cash flow from operating activities:			
Net loss	$ (5,311,377)	$ (211,954)	$ (5,610,004)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	50,897	693	51,590
Amortization of deferred compensation	6,668	1,205	7,873
Salary as contributed capital	80,000	20,000	100,000
Common stock issued for services	1,383,503	1,205	1,388,503
Options and warrants issued for services and financing	2,089,546	—	2,094,870
Change in assets and liabilities:			
Prepaid expenses	(92,934)	(37,815)	(130,749)
Accounts payable and accrued expenses	470,517	2,829	483,281
Net cash used in operating activities	(1,323,180)	(219,718)	(1,614,636)
Cash used in investing activities:			
Purchase of equipment	(180,703)	(29,041)	(209,744)
Capitalized technology cost	(90,951)	—	(90,951)
Net cash used in investing activities	(271,654)	(29,041)	(300,695)
Cash flow from financing activities:			
Capital contributions	—	56,400	136,400
Sale of common stock for cash	598,000	207,786	805,786
Sale of preferred stock for cash, net of expenses	5,805,865	—	4,805,865
Sale of warrants for cash	—	125,000	125,000
Net cash provided by financing activities	5,403,865	389,186	5,873,051
Net Increase (decrease) in cash and cash equivalents	3,809,031	140,427	3,957,720
Cash and cash equivalents at beginning of period	148,689	8,262	—
Cash and cash equivalents at end of period	$ 3,957,720	$ 148,689	$ 3,957,720

(continued on next page)

RECOM MANAGED SYSTEMS, INC.

(A Development Stage Company)
STATEMENT OF CASH FLOWS
For The Years Ended December 31, 2003 And 2002 And From
Inception Of Development Stage (November 7, 2000) To December 31, 2003
(Continued)

Supplemental Cash Flow Information:

For the years from inception of development stage (November 7, 2000) to December 31, 2003, the Company paid no interest or income taxes.

Supplement Investing and Financing Activities:

In September 2002, 23,400,000 shares of the Company's common stock were issued for a patent valued at $78,023.

In October 2002, the Company issued 2,925,000 of the Company's common stock as compensation under employment agreements with multi-year terMs. The shares were valued at $20,883, the fair value of the stock at issuance date. The Company has recognized $7,873 of compensation expense for these agreements through December 31, 2003.

In November 2002, the Company issued warrants to a consultant to purchase the Company's common stock under consulting contracts. The value of the warrants, based upon the fair value of the stock using the Black-Scholes option model is $5,324. The Company recorded compensation expense of $5,324 for this agreement.

The Company recorded compensation expense of $80,000 and $20,000 for the years ended December 31, 2003 and 2002, respectively for the Chief Executive Officer of the Company. This compensation was recorded as additional paid in capital.

During the year ended December 31, 2003, the Company issued 367,514 shares of common stock, for marketing and business services rendered during the period. These services were valued at $1,236,905 based upon the market value of the shares at the date of issuance.

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATIONAL MATTERS

Reorganization

On June 26, 2000, Recom Managed Systems, Inc. (the "Company") (a Development Stage Company) filed a Voluntary Petition for Reorganization Under Chapter 11 of the Federal Bankruptcy Code and substantially curtained operations. The Plan of Reorganization was confirmed on November 7, 2000, at which date the Company became a development stage company under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 7. This resulted in the post bankruptcy ownership group controlling approximately 87% of the common stock and the elimination of the outstanding liabilities and most assets.

On September 19, 2002, the Company issued 23,400,000 (7,800,000 pre-split) shares of common stock in exchange for intangible technology. The issuance of this stock resulted in a change of control, with the new ownership group controlling approximately 85% of the Company's outstanding stock. See Note 3, "Asset Acquisition". The Company is now developing technology in the medical device market focused on cardiac monitors and other diagnostic medical devices which monitor and measure the body's physiological signals in order to detect and prevent medical complications and diseases.

Stock Split

On April 2, 2003, the Board of Directors declared a three-for-one stock split effective as of the close of business on April 11, 2003. All share amounts, exercise prices relating to share purchase options and warrants, and earnings per share in these financial statements and notes have been presented on a post-split basis unless stated otherwise.

Basis of Presentation

The Company has not generated any revenues to date, and no assurance can be given that the Company will produce successful commercial products or services. Further, no assurance can be given that the regulatory agencies, physicians, patients, or insurance providers will accept the products or services. However, the Company will continue its business plan to develop its line of products, which management currently believes will be ready for market approximately in late 2005. Management also believes that the Company has sufficient capital to fund its operations for up to 24 months of operations. The Company successfully raised approximately $4,806,000 in a unit offering, net of offering expenses (see Note 9, "Unit Offering").

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates – These financial statements have been prepared in accordance with accounting principles generally accepted in the United States and, accordingly, require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Specifically, management has estimated the expected economic life and value of its patents, the net operating loss for tax purposes and the stock, option and warrant expenses related to compensation to consultants and investment banks. Actual results could differ from those estimates.

Fair Value of Financial Instruments – For certain of the Company's financial instruments, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their relatively short maturities.

Cash and Equivalents – Cash equivalents are comprised of certain highly liquid investments with maturity of three months or less when purchased. The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such account.

Equipment – Equipment is recorded at historical cost. Maintenance and repairs are expensed as incurred. Depreciation is provided by the straight-line method over three to five years.

Intangible and Long-Lived Assets –The Company follows SFAS No. 144, Accounting for Impairment of Disposal of Long-Lived Assets", which established a "primary asset" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long lived asset to be held and used.

Advertising Costs – The Company expenses advertising costs as incurred. The Company had advertising costs of $11,800 for the year ended December 31, 2003 and did not have any advertising costs in the year ended December 31, 2002.

Research and Development Costs – Research and development costs consist of expenditures for the research and development of patents, which are not capitalizable. The Company's research and development costs consist mainly of payroll and payroll related expenses, consultants and FDA regulatory expenses.

Stock Based Compensation – SFAS No. 123, "Accounting for Stock-Based Compensation," establishes and encourages the use of the fair value based method of accounting for stock-based compensation arrangements under which compensation cost is determined using the fair value of stock-based compensation determined as of the date of the grant or the date at which the performance of the services is completed and is recognized over the periods in which the related services are rendered. The statement also permits companies to elect to continue using the current intrinsic value accounting method specified in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," to account for stock-based compensation to employees. The Company has elected to use the intrinsic value based method for its employees and directors and has disclosed the pro forma effect of using the fair value based method to account for its stock-based compensation to employees.

The Company uses the fair value method for equity instruments granted to non-employees and uses the Black Scholes model for measuring the fair value. The stock based fair value compensation is determined as of the date of the grant or the date at which the performance of the services is completed and is recognized over the periods in which the related services are rendered.

Pro Forma Information

Pro forma information regarding the effects on operations as required by SFAS No. 123 and SFAS No. 148, has been determined as if the Company had accounted for its employee stock options under the fair value method of those statements. Pro forma information is computer using the Black Scholes method at the date of grant based on the following assumptions ranges: (i) risk free interest rate of 1.42% to3.13%; (ii) dividend yield of 0%; (iii) volatility factor of the expected market price of the Company's common stock of 53.84% to 158.48%; and (iv) an expected life of the options of 1.5 years.

This option valuation model requires input of highly subjective assumptions. Because the Company's employee common stock purchase options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value of estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of fair value of its employee common stock purchase options.

The Company's pro forma information is as follows:

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
Net loss as reported	$ (5,311,377)	$ (211,954)
Current period expense calculated under APB 25	38,400	—
Stock compensation calculated under SFAS 123	(730,865)	—
Pro forma net loss	$ (6,003,842)	$ (211,954)
Basic and diluted historical loss per share	$ (0.17)	$ (0.02)
Pro forma basic and diluted loss per share	$ (0.19)	$ (0.02)

Income Taxes – Deferred income taxes result primarily from temporary differences between financial and tax reporting. Deferred tax assets and liabilities are determined based on the difference between the financial statement bases and tax bases of assets and liabilities using enacted tax rates. A valuation allowance is recorded to reduce a deferred tax asset to that portion that is expected to more likely than not be realized.

Net Loss Per Share – The Company uses SFAS No. 128, "Earnings Per Share" for calculating the basic and diluted loss per share. Basic loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional shares of common stock that would have been outstanding if the potential shares had been issued and if the additional shares were dilutive. Common equivalent shares are excluded from the computation of net loss per share if their effect is anti-dilutive.

The Company reported a net loss per share of $0.17 for the year ended December 31, 2003 and $0.02 for the year ended December 31, 2002. For the years ended December 31, 2003 and 2002, 7,121,431 potential shares and 1,800,000 potential shares, respectively, were excluded from the shares used to calculate diluted earnings per share as their effect is anti-dilutive.

Comprehensive Income – Comprehensive income is not presented in the Company's financial statements since the Company did not have any of the items of other comprehensive income in any period presented.

New Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation 46 changes the criteria by which one company includes another entity in its consolidated financial statements. Previously, the criteria were based on control through voting interest. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity.

In December 2003 the FASB concluded to revise certain elements of FIN 46, which will be issued shortly. The FASB also modified the effective date of FIN 46. For all entities that were previously considered special purpose entities, FIN 46 should be applied in periods ending after December 15, 2003. Otherwise, FIN 46 is to be applied for registrants who file under Regulation S-X in periods ending after March 15, 2004, and for registrants who file under Regulation S-B in periods ending after December 15, 2003. The Company does not expect the adoption to have a material impact on the Company's financial position or results of operations.

During April 2003, the FASB issued SFAS 149 - "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of this Statement should be applied prospectively. The provisions of this Statement that relate to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, paragraphs 7(a) and 23(a), which relate to forward purchases or sales of when issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The Company does not participate in such transactions, however, is evaluating the effect of this new pronouncement, if any, and will adopt FASB 149 within the prescribed time.

During May 2003, the FASB issued SFAS 150 - "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a freestanding financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. The Company is evaluating the effect of this new pronouncement and will adopt FASB 150 within the prescribed time.

3. ASSET ACQUISITION

On September 19, 2002, the Company acquired certain know how, trade secrets and other proprietary intellectual property rights relating to the development of a human biomedical signal amplification equipment and technology, referred to in these financial statement as the "Signal Technologies", from ARC Finance Group, LLC ("ARC") in exchange for 23,400,000 shares of common stock (7,800,000 shares pre-split). As a result of this transaction, ARC acquired approximately 84.5% of the Company's outstanding shares. The Company has valued the issuance of the common stock at $78,023, which was ARC Finance Group's historical cost basis for the patents.

4. PROPERTY, PLANT AND EQUIPMENT

The Company's property, plant and equipment as of December 31, 2003 are as follows:

	December 31, 2003
Computer equipment	$ 68,070
Leasehold improvements	66,792
Furniture and fixtures	50,000
Software	15,904
Other equipment	8,284
Total property, plant and equipment	209,050
Accumulated depreciation	39,751
Property, plant and equipment, net	$ 169,299

5. PATENTS AND TECHNOLOGY

The Company has one patent and three patent applications concerning its proprietary amplification technology which enables devices to more accurately discriminate physiological signals from electromagnetic background noise than existing amplification technologies. See Note 13, "Subsequent Events" for a discussion of the recent FDA approval for the Company's 12-lead, 24-hour ECG heart monitoring device. The value of the patent and the technology is recorded at the historical cost of $168,974 , with accumulated amortization of $11,146 of December 31, 2003. The Company inherited a licensing agreement with the patent acquisition and therefore the patent has been placed in service (see "Note 3"). The Company is amortizing the initial patent valued at $78,023 over the estimated useful life of 7 years. The aggregate amortization expense will be $56,000 over the next five years. The remaining balance in the intangible account is the cost of further development of the amplification technology including the patent application costs.

6. OPERATING LEASE

The Company has one operating lease for its office space in Studio City, California. The lease expires on August 31, 2005. As of January 1, 2004, the lease was amended to add contiguous office space. The amended lease expires on August 31, 2005. The future lease payments until the end of the lease are $162,840.

7. CONTINGENT SETTLEMENT PAYABLE

In conjunction with Dr. Budimir Drakulic becoming a Vice President and Chief Technology Officer, the Company also reached an agreement-in-principle with Dr. Drakulic to offer to sell common shares to certain individuals in order to protect the Company's rights to the Signal Technologies. As part of that agreement, the Company agreed that should it raise more than $2 million in certain offerings, it would pay 4% of the proceeds of those offerings greater than $2 million to those individuals up to a maximum amount of $480,350. There are ongoing discussions with these individuals relative to the payment of this obligation based upon certain issues the Company believes may relieve it of the liability to make such payment. The Company has entered into settlement agreements totaling $110,000 of the maximum amount with four of those investors releasing the Company from the obligation to pay.

In October 2003, the Company raised $5,378,750 in a unit offering (See Note 9, "Unit Offering"), and at this time has a maximum potential obligation related to this offering of $104,241 (included in accounts payable and accrued expenses).

8. INCOME TAXES

All prior net operating loss carryovers were eliminated due to change of ownership in September 2002. The Company has provided no current income taxes due to the losses incurred in 2003 and 2002. Net operating losses for tax purposes of $6,713,917 and $184,203 at December 31, 2003 and December 31, 2002, respectively, are available for carryover. The net operating losses will expire from 2022 through 2023. A 100% valuation allowance has been provided for the deferred tax benefit resulting from the net operating loss carryover. The Company has recorded a valuation allowance for the full amount of the deferred tax asset resulting from the net operating loss carryover due to the reorganized Company's limited operating history. In addressing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. A reconciliation of the statutory Federal income tax rate and the effective income tax rate for the year ended December 31, 2003 and 2002 follows:

	December 31, 2003	**December 31, 2003**
Statutory federal income tax rate	(35)%	(35)%
Accounting effect of:		
Consultant options/warrant expense	12%	--
Consultant options/warrant exercise	(19%)	--
Valuation allowance	42%	35%

Effective income tax rate	0%	0%

The tax effects of accounting and tax differences that give rise to the deferred tax assets at December 31, 2003 and 2002, are presented below:

	December 31, 2003	December 31, 2003
Deferred tax assets:		
Net operating loss carryforwards	(5,311,377)	(184,203)
Consultant options/warrant expense	2,284,146	—
Consultant options/warrant exercise	(3,690,000)	—
Gross deferred assets	(6,717,231)	(184,203)
Valuation allowance	(6,717,231)	(184,203)
Net deferred tax assets	—	—

9. UNIT OFFERING

During October 2003, the Company sold 53.2875 units with each unit consisting of 33,334 shares of its series 'A' convertible preferred stock and 16,667 class 'C' common stock purchase warrants at a price of $100,000 per unit. The proceeds to the Company, net of expenses, was approximately $4,806,000. Each class 'C' warrant entitles the holder to purchase one share of common stock at an exercise price of $3.75 per share. The class 'C' warrants are exercisable anytime during the four year period commencing on the final closing and do not contain provisions for cashless exercise.

In accordance with EITF 00-27, the proceeds were allocated to the class 'C' common stock purchase warrants based on their relative fair value, which totaled $949,146 using the Black Scholes option pricing model. Further, a beneficial conversion feature of $896,474 was attributed to the series 'A' convertible preferred stock and was determined as the difference between the conversion price of the convertible preferred and the closing stock price of the Company on the date of issuance. The assumptions used in the Black Scholes mode are as follows: (i) dividend yield of 0%; (ii) expected volatility of 81.16%, (iii) weighted average risk-free interest rate of 1.68%, and (iv) expected life of 1.5 years as the conversion feature and warrants are immediately exercisable. Both the fair value of the warrants and the beneficial conversion feature were recorded as a dividend and are included on the face of the statement of operations.

The series 'A' convertible preferred stock will pay dividends of 8% annually ($107,579), accrued and included in accounts payable and accrued expenses as of December 31, 2007), to be paid quarterly either in cash or in the form of convertible preferred stock at the Company's discretion. The series 'A' convertible preferred stock will be valued at $3 per share when it is issued as a dividend. Each holder of the series 'A' convertible preferred stock will have the option at any time to convert all or any portion of the series 'A' convertible preferred stock held by such holder into common stock. The series 'A' convertible preferred stock shall have a liquidation value equal to $3 per share and shall be convertible into common stock on a one-for-one basis (the "Conversion Price"). The series 'A' convertible preferred stock shall be senior to all other shares of capital stock now existing or hereinafter created of the Company as to dividend and liquidation rights and shall have voting rights as if converted into common stock.

The Company can force conversion of the series 'A' convertible preferred stock into common stock upon 45 days written notice to the holders of the series 'A' convertible preferred stock, if (1) the common stock is listed on a qualified exchange (NASDAQ, AMEX or NYSE); (2) the closing price of the common stock is at least $7.50 for 30 consecutive trading days; and (3) the common stock underlying the conversion is subject to an effective registration statement filed with the SEC pursuant to the Securities Act of 1933.

The Company issued the Placement Agent a warrant exercisable into 179,292 units, each unit comprising one share of series 'A' convertible preferred stock and a common stock purchase warrant exercisable into one-half share of common stock at $3.75 per share and valued at $238,430 using the Black Scholes model. The Placement Agent's warrant is exercisable at $3.60 per share and will expire five years following the date of issuance.

10. OTHER EQUITY TRANSACTIONS

Non-Related Party Equity Transactions

The Company issued 150,000 shares (post-split) of its common stock during the year ended December 31, 2001 to various consultants and service providers as partial compensation for services rendered to the Company.

In March 2003, the Company issued 21,000 warrants at an exercise price of $0.81 per share, for which the company recognized a total of $13,927 in expense in connection with the issuance of warrants for services rendered. The fair value of warrants was recorded using the Black Scholes option-pricing model computed as of the date of grant using the following assumptions: (i) dividend yield of 0%, (ii) expected volatility of 158.48%, (iii) weighted-average risk-free interest rate of approximately 3.13%, and (iv) expected life of 1.5 years.

In March 2003, the Company's Board of Directors approved the issuance of five-year warrants to purchase 900,000 shares (300,000 pre-split) of the Company's common stock at $.50 per share to a firm which was retained to perform various services including: the introduction of the Company to investment banking firms; assistance in the structuring of the Company's private offerings; assistance in capital market transactions, mergers and acquisitions; advisory services; and assistance in developing strategic relationships. The fair value of warrants was estimated at $657,779 under the Black-Scholes option-pricing model computed as of the date of grant using the following assumptions: (i) dividend yield of 0%, (ii) expected volatility of 158.48%, (iii) weighted-average risk-free interest rate of approximately 1.65%, and (iv) expected life of 1.5 years.

On April 15, 2003, the Company committed to issue to Brookstreet Securities Corporation warrants to purchase 200,000 shares of the Company's common stock pursuant to an investment banking agreement. The warrants are issuable in four tranches of 50,000 each, with the first tranche of 50,000 fully vested and exercisable at $1.25 per share. The second tranche will vest in 90 days after the date of the agreement and will have an exercise price of $2.25 per share. The third tranche will vest in 180 days and will have an exercise price of $3.25 per share. The fourth tranche will vest in 270 days and will have an exercise price of $4.25 per share. The fair value of warrants was estimated at $418,187 under the Black Scholes option-pricing model computed as of the measurement date, which is the date the services were performed (vesting date). The following assumptions were used: (i) dividend yield of 0%, (ii) expected volatility range of 53.84% to 114.24%, (iii) weighted-average risk-free interest rate range of 1.42% to 2.57%, and (iv) expected life of 1.5 years.

In May 2003, the Company completed the first tranche of a private placement pursuant to which it sold 82,667 units to three investors at $3.00 per unit for cash amounting to $248,000. Each unit consisted of one share of common stock and one warrant. Each warrant is exercisable at $3.00 until May 14, 2004. Upon exercise of the warrants each investor will receive one share of common stock and an additional warrant to purchase one share of common stock at $6.00 per share until November 15, 2004.

On June 20, 2003, the Board of Directors' amended the Company's articles of incorporation to increase the number of authorized shares to 110,000,000 shares, designating 100,000,000 to common stock and 10,000,000 to preferred stock. The Board of Directors is authorized to provide from time to time for the issuance of shares of preferred stock in series and to fix and determine from time to time, before issuance, the designation and relative rights and preferences of the shares of each series of preferred stock and the restrictions or qualifications. See Note 9, "Unit Offering".

On June 2, 2003, the Company committed to issue to a consultant warrants to purchase 108,000 shares of the Company's common stock at $2.40 pursuant to a consulting agreement. The warrants are issuable on demand. The fair value of warrants was estimated at $199,226 under the Black-Scholes option-pricing model computed as of the date of grant using the following assumptions: (i) dividend yield of 0%, (ii) expected volatility of 114.24%, (iii) weighted-average risk-free interest rate of approximately 1.42%, and (iv) expected life of 1.5 years.

On July 17, 2003 the Company retained Maxim Group, LLC ("Maxim") a New York based investment banking firm to act as its lead investment bank. Under that agreement Maxim provides, among other services, assistance with the Company's financing efforts as it attempts to secure additional capital for product development as well as to fund the process of gaining approval for the Company's cardiac monitoring device by the FDA. Maxim will also assist the Company with general business strategy and with seeking a listing on a national exchange. Maxim was paid $50,000 at the inception of the agreement and will be paid $7,500 per month through June 30, 2004. In addition, Maxim received a total of 100,000 warrants to purchase shares of restricted common stock at $4.92 per share. The fair value of warrants was estimated at $133,349 under the Black-Scholes option-pricing model computed as of the date of grant using the following assumptions: (i) dividend yield of 0%, (ii) expected volatility of 81.16%, (iii) weighted-average risk-free interest rate of approximately 1.68%, and (iv) expected life of 1.5 years.

In July 2003, the Company closed the second tranche of a private placement by selling 75.075 units to four investors for total cash of $250,000, under terms consistent with the first tranche.

In September 2003, the Company issued a consultant warrants to purchase 25,000 shares of the Company's common stock at an exercise price of $3.29 per share. The fair value of warrants was estimated at $41,202 under the Black Scholes option-pricing model computed as of the measurement date, which is the date that the services were performed, using the following assumptions: (i) dividend yield of 0%, (ii) expected volatility of 81.16%, (iii) weighted-average risk-free interest rate of approximately 1.68%, and (iv) expected life of 1.5 years

In September 2003, the Company issued 305,000 shares of restricted common stock to three persons pursuant to the cashless exercise provisions of common stock purchase warrants held by such persons.

In November 2003, The Company issued 800,000 shares of restricted common stock to an investment banking company pursuant to the cashless exercise provisions of the common stock purchase warrants held by such company. The warrants were exercised with the cashless exercise provisions of the common stock purchase warrant agreement.

During the year ended December 31, 2003, the Company issued in the aggregate 367,514 shares of common stock, for marketing and business services rendered during the period. These services were valued at $1,236,905 based upon the fair market value of the shares determined as the closing stock price as reported on the OTCBB system, at the date of issuance.

Related Party Equity Transactions

During the years ended December 31, 2002, 2001 and 2000, the Company's former President and former majority shareholder contributed capital totaling $56,400, $45,000 and $35,000. This contribution was made for working capital purposes.

At September 19, 2002, the former President purchased a warrant for $125,000. The warrant is to purchase 600,000 (200,000 pre-split) shares of common stock at an exercise price of $0.667 per share, which was above the current market price at the date of issuance. The warrant may not be exercised before September 1, 2003, expires in September 2006, and contains cashless exercise options and certain anti-dilution and other provisions.

On October 12, 2002, the Company agreed to issue a total of 2,100,000 (700,000 pre-split) shares of its common stock to Marvin H. Fink pursuant to a four-year employment agreement whereby Mr. Fink will serve as the Company's Chief Executive Officer and Chairman of the Board of Directors (see Note 12, "Commitments And Contingencies"). The shares were valued at $15,190, reflecting the current market value for the Company's common stock on the measurement date and vest at the rate of 8.33% or 174,999 (58,333 pre-split) shares per quarter with the first vesting on January 12, 2003. The value is being expensed over the life of the agreement of which $5,063 and $906 was expensed during the year ended December 31,2003 and 2002, respectively, and the remainder is presented as deferred compensation in Stockholders' Equity. Also, per Mr. Fink's employment agreement, he is to be paid $1.00 each year of his agreement. The Company has estimated that the values of his services are approximately $80,000 per year. The Company has determined that an additional annual expense of $80,000 should be recorded to fairly present the value of the services rendered and which has been recorded for the year ended December 31, 2003. For the year ended December 31, 2002, the Company has recorded additional compensation expense of $20,000, which will be classified as contributed capital.

On October 15, 2002, the Company agreed to issue a total of 600,000 (200,000 pre-split) shares of its common stock to B World Technologies, Inc. (a company owned by Budimir Drakulic) pursuant to a Loanout Agreement with Budimir Drakulic and B World Technologies, Inc. whereby Dr. Drakulic will work as an independent contractor for the Company and serve as Vice President and Chief Technology Officer for a term of ten years (see Note 12, "Commitments And Contingencies"). The shares were valued at $4,140, the current market value for the Company's common stock on the measurement date and vest at the rate of 5% or 30,000 (10,000 pre-split) shares per quarter with the first shares vesting on January 15, 2003. The value is being expensed over the life of the agreement of which $828 and $153 was expensed during the years ended December 31, 2003 and 2002, respectively, and the remainder is presented as deferred compensation in Stockholders' Equity.

Effective October 15, 2002, the Company agreed to issue a total of 225,000 (75,000 pre-split) shares of its common stock to Ellsworth Roston pursuant to a two-year consulting agreement whereby Mr. Roston will consult with the Company with respect to the engineering, development and refining of the Company's technologies (see Note 12, "Commitments And Contingencies"). Mr. Roston also agreed to join the Company's Board of Directors. The shares were valued at $1,553, the current market value for the Company's common stock on the measurement date and vest at the rate of 28,125 (9,375 pre-split) shares per quarter with the first shares vesting on February 1, 2003. The value is being expensed over the life of the agreement of which $777 and $146 was expensed during the years ended December 31, 2003 and 2002, respectively, and the remainder is presented as deferred compensation in Stockholders' Equity.

On October 30, 2002, Mr. Roston became a Director on the Company's Board and for $190,000 purchased 71,250 (23,750 pre-split) shares of the Company's common stock and a five-year warrant to purchase 450,000 (150,000 pre-split) shares of the Company's common stock at an exercise price of $1.667 per share.

On October 22, 2002, the Company issued a total of 564,810 (188,270 pre-split) shares of common stock to eleven individuals for total cash consideration of $17,786, which was entered into in conjunction with Dr. Budimir Drakulic becoming a Vice President and Chief Technology Officer of the Company and also in order to protect the Company's rights to the acquired patented signal technologies.

On October 11, 2002, the Company issued a five-year warrant to purchase 375,000 (125,000 pre-split) shares of common stock for $0.007 per share exercisable immediately t one of the individuals mentioned above who also received shares of common stock. The fair value of warrants was estimated at $5,324, which was expensed as of December 30, 2002, using the Black Scholes option-pricing model computed as of the date of grant using the following assumptions: (i) dividend yield of 0%, (ii) expected volatility of 120.25%, (iii) weighted-average risk-free interest rate of approximately 3.01%, and (iv) expected life of 1.25 years.

In February 2003, the Company issued 216,000 options, in two tranches, to Lowell Harmison for consulting work related to helping the Company with the FDA review process for its heart monitoring device currently in development. The first tranche of options allow Mr. Harmison to purchase 108,000 shares of common stock (36,000 shares pre-split) at $0.97 per share, exercisable over five years and immediate vesting. A second tranche of 108,000 options vest over three years on a quarterly basis. The fair value of the first tranche of 108,000 options was $80,456 estimated using the Black Scholes option-pricing model computed as of the grant date with the following assumptions: (i) dividend yield of 0%, (ii) expected volatility of 158.48%, (iii) weighted-average risk-free interest rate of approximately 1.65%, and (iv) expected life of 1.5 years. The second tranche of 108,000 options are measured on the vesting dates which are the dates that the services were completed. As of December 31, 2003 there have been three quarterly vestings which were fair valued with the Black Scholes model at $74,643 and are amortized over the remaining life of the contract. The following assumptions were used in the model: (i) dividend yield of 0%, (ii) expected volatility range between 53.84% and 114.24%, (iii) weighted average risk free rate of between 1.42% and 1.86%, and (iv) expected life of 1.5 years.

In March 2003, the Company entered into a consulting agreement with its then CFO for certain financial and accounting services, and issued him options to purchase 900,000 (300,000 pre-split) shares of the Company's common stock at $0.95 per share. The options were issued as compensation for services. The options vest quarterly over a 3-year period. The agreement was terminated in November 2003 with 150,000 options having vested over two quarters. The options have been valued using the Black Scholes value option method; with a measurement date as the date the services are rendered. The fair value of the options was estimated at $574,196 under the Black-Scholes option-pricing model computed as of the date the services were rendered using the following assumptions: (i) dividend yield of 0%, (ii) expected volatility range of 81.16% to 114.24%, (iii) weighted-average risk-free interest rate of 1.42% to 1.68%, and (iv) expected life of 1.5 years.

On April 1, 2003, the Company completed the private placement of 112,792 (37,604 pre-split) shares of its common stock for a total consideration of $250,000. The consideration included $100,000 in cash and the cancellation of $150,000 of debt previously advanced for $33,208 in expenses and $116,792 of furniture and fixtures and leasehold improvements from a related party.

In August 2003, the Company entered into voluntary trading restriction agreements with three shareholders in exchange for warrants to purchase a total of 23,501 shares of the Company's common stock at a price of $3.29 per share. In September 2003, the Company entered into a voluntary trading restriction agreement with a shareholder in exchange for warrants to purchase 18,000 shares of the Company's common stock at 85% of the closing price of the common stock on the date of the agreement ($5.29 at September 23, 2003). The fair value of the warrants was estimated at $74,088 under the Black Scholes option-pricing model computed as of the date of grant using the following assumptions: (i) dividend yield of 0%, (ii) expected volatility of 81.16%, (iii) weighted-average risk-free interest rate of approximately 1.68%, and (iv) expected life of 1.5 years.

The number and weighted average exercise prices of common stock options and warrants issued to consultants and others are as follows: (excluding warrants referred to in Note 9, "Unit Offering")

	December 31, 2003		December 31, 2002	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding at beginning of the period	975,000	$ 0.21	—	$ —
Granted during the period	2,780,439	1.46	975,000	0.21
Exercised during the period	1,205,000	0.54	—	—
Terminated during the period	750,000	0.95	—	—
Outstanding at end of the period	1,800,439	1.72	975,000	0.20
Exercisable at end of the period	1,583,932	$ 1.64	375,000	$ 0.01

The following table summarizes information on common stock purchase options and warrants outstanding issued to consultants and others at December 31, 2003: (excluding warrants referred to in Note 9, "Unit Offering")

Range of Exercise Prices	Remaining Number Outstanding	Weighted Average Contractual Life (Years)	Weighted Average Fair Value	Weighted Average Exercise Price
$0 to 1	682,000	3.6	$ 1.16	$ 0.83
1 to 2	50,000	4.3	$ 2.01	$ 1.25
2 to 3	158,000	4.4	$ 2.11	$ 2.35
3 to 4	367,439	4.7	$ 1.28	$ 3.55
4 to 5	150,000	4.5	$ 1.19	$ 4.70
5 to 6	18,000	4.7	2.09	$ 5.29

Range of Exercise Prices	Remaining Number Outstanding	Weighted Average Contractual Life (Years)	Weighted Average Fair Value	Weighted Average Exercise Price
$0 to 1	375,000	3.8	$ 0.02	$ 0.01

11. STOCK OPTIONS

Stock Plans

On November 1, 2002, the Company's Board of Directors approved the establishment of the 2002 Stock Plan (the "2002 Stock Plan"). The Company's shareholders approved the plan on June 5, 2003. The total number of shares of common stock available for grant and issuance under the plan may not exceed 6,000,000 (2,000,000 pre-split) shares, subject to adjustment in the event of certain recapitalizations, reorganizations and similar transactions. Common stock purchase options may be exercisable by the payment of cash or by other means as authorized by the committee or the Board of Directors. At December 31, 2003, the Company had issued 3,090,000 common share purchase options under the plan.

On March 31, 2003, the Company's Board of Directors approved the establishment of the 2003 Nonqualified Stock Option And Stock Plan (the "*2003 Stock Plan*"). The 2003 Stock Plan allows the Board to grant common stock purchase options or issue free-trading or restricted common stock from time to time to the Company's employees, officers, directors and consultants. The total number of shares of common stock available for grant and issuance under the plan may not exceed 1,500,000 (500,000 pre-split) shares, subject to adjustment in the event of certain recapitalizations, reorganizations and similar transactions. Options may be exercisable by the payment of cash or by other means as authorized by the Board of Directors. Options granted under the 2003 Stock Plan will not qualify under Section 422 of the Internal Revenue Code as incentive stock options. At December 31, 2003, the Company had issued 367,514 shares of common stock under the plan, and no options.

Information On Options And Warrants Issued To Employees

The number and weighted average exercise prices of common stock purchase options and warrants issued to employees are as follows:

	December 31, 2003		December 31, 2002	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding at beginning of the period	—	$ —	—	$ —
Granted during the period	1,866,000	1.14	—	—
Exercised during the period	—	—	—	—
Terminated during the period	—	—	—	—
Outstanding at end of the period	1,866,000	1.14	—	—
Exercisable at end of the period	1,002,750	$ 1.03	—	$ —

Range of Exercise Prices	Remaining Number Outstanding	Weighted Average Contractual Life (Years)	Weighted Average Fair Value	Weighted Average Exercise Price
$0 to 1	1,740,000	4.2	$ 0.62	$ 0.92
1 to 2	—	—	$ —	$ —
2 to 3	10,000	4.3	$ 1.48	$ 2.85
3 to 4	10,000	4.6	$ 1.46	$ 3.75
4 to 5	106,000	4.6	$ 0.82	$ 4.31

12. COMMITMENTS AND CONTINGENCIES

The Company employs Mr. Marvin H. Fink as its Chief Executive Officer and Chairman of the Board currently under a four-year employment agreement entered into effective as of October 12, 2002. The essential terms of the employment agreement are as follows:

- Mr. Fink's initial base salary under the agreement is $1 per year. Following the one-year anniversary of the agreement, the Board of Directors may review and adjust the base salary in light of the Company's performance.
- Mr. Fink is entitled to a cash bonus for his second through fourth years of employment. The amount of the bonus is 10% of the after tax income exclusive of extraordinary expenses for the second year, and 15% of that amount for the third and fourth years.
- Mr. Fink is granted 2,100,000 "restricted" shares of common stock (700,000 shares pre-split), to be earned over three years of continuous employment. These shares, which are held in escrow by the company pursuant to the terms of a restricted stock agreement until they are earned, vest in tranches of 174,999 each at the end of the first eleven quarters of Mr. Fink's employment, with the balance vesting at the end of the twelfth quarter. Mr. Fink is entitled to all dividends, which may be declared with respect to these shares, even if not vested. See Note 10, "Other Equity Transactions".
- The agreement contains a "gross up" provision obligating the Company to make a cash payment to Mr. Fink to cover any taxes he may incur by reason of receiving any payment or distribution that would constitute an excess golden parachute payment under the federal tax laws. The gross up provision also applies to

the 2,100,000 restricted shares of common stock described above, however, Mr. Fink exercised his section 83(b) election under the Internal Revenue Code subjecting him to immediate taxation upon the receipt of the shares notwithstanding their future forfeitability, so the Company's liability, if any, for any taxes imposed under that grant should be nominal.

- Should the Company's shares of common stock be listed on any of the NYSE, AMEX or Nasdaq national stock exchanges or markets, Mr. Fink would be entitled, if then still employed by the Company, to an additional grant of 600,000 shares of common stock (200,000 shares pre-split).

- In the event of a change in control (as that term is defined in the employment agreement), Mr. Fink would be entitled, if then still employed by the Company, to an additional grant of common stock having a market value of $5,000,000, but not to exceed 600,000 shares (200,000 shares pre-split) in total.

- Mr. Fink is entitled to a number of employee benefits under the agreement, including a $1,200 per month automobile allowance, individual medical plan reimbursement of up to $2,000 per month until the Company adopts a group plan for the Company's employee's, and the right to participate in all benefit plans established for the Company's employees or executives, including medical, hospitalization, dental, long-term care and life insurance programs.

- The employment agreement provides for early termination in the case of Mr. Fink's death or disability, Mr. Fink's termination by the Company for "cause" as that term is defined in the agreement; Mr. Fink's termination of employment for "good reason" as that term is defined in the agreement, a "change in ownership" as that term is defined in the agreement, or sixty days' prior notice by Mr. Fink. In the event of an early termination of the agreement for any reason, all compensation and benefits under the agreement will terminate and the unvested portion of the 2,100,000 restricted common share grant shall be deemed forfeit as of the effective termination date, with the following exceptions:

    - If the agreement is terminated during years two through four due to Mr. Fink's disability, termination by Mr. Fink for good reason; the Company's termination of Mr. Fink without cause, or a change in ownership, Mr. Fink will nevertheless be entitled to a pro rata portion (based upon the actual number of days of employment) of the cash bonus based on the Company's after-tax income that he would have otherwise received for the year of termination had he remained employed until the end of that year;

    - If the agreement is terminated due to Mr. Fink's death, disability, termination by Mr. Fink for good reason; The Company's termination of Mr. Fink without cause, or a change in ownership, the unvested portion of the 2,100,000 restricted common share grant to Mr. Fink will become fully vested and the shares released from escrow; and

    - Mr. Fink and his family will be entitled to an additional three years' medical, hospitalization, dental, long-term care and life insurance coverage if the agreement is terminated by Mr. Fink for good reason or terminated by The Company's termination without cause, and an additional one years' coverage if the agreement is terminated due to Mr. Fink's disability.

The Company has engaged Dr. Budimir Drakulic as Vice President and Chief Technology Officer on an independent contractor basis under a loan-out agreement dated October 15, 2002 with two companies, B World Technologies, Inc. and B Technologies, Inc., and Dr. Drakulic individually. Dr. Drakulic is the president and owner of these companies. The essential terms of the agreement are as follows:

- The agreement provides for a ten-year initial term. After the initial term, the agreement renews automatically for successive one-year terms, unless either party delivers 90-days' written notice to the other of their intent not to renew.

- Dr. Drakulic's services are provided on a mutually-acceptable part-time basis.

- The Company is obligated to pay B Technologies a $10,000 bonus upon execution, and a monthly service fee of $15,000 thereafter.

- B World Technologies was granted 600,000 "restricted" shares of common stock (200,000 shares pre-split), to be earned over five years of continuous provision of services by Dr. Drakulic. These shares, which will be held in escrow with the company pursuant to the terms of a restricted stock agreement until they are earned, vest at the rate of 30,000 shares per quarter with the first 30,000 shares vesting on January 15, 2003. B World Technologies is entitled to all dividends, which may be declared with respect to these shares, even if not vested. See Note 10, "Other Equity Transactions".

- The loan-out agreement provides for early termination should B World and B Technologies fail, neglect or refuse to provide Dr. Drakulic's services. In such an event, all compensation under the agreement will terminate and the unvested portion of the 600,000 restricted common share grants shall be deemed forfeit as of the effective termination date.

Concurrent with entering into the loan-out agreement, B World Technologies, B Technologies and Dr. Drakulic signed an employment, confidential information, invention assignment and arbitration agreement under which they agreed, among other things, to assign to the Company all of Dr. Drakulic's right, title and interest in and to any and all inventions, discoveries, etc. which he conceives or develops while engaged by the Company.

In conjunction with Dr. Drakulic becoming our Vice President and Chief Technology Officer, we also reached an agreement-in-principle with Dr. Drakulic to offer to sell our common shares to certain individuals in order to protect our rights in the Signal Technologies. Pursuant to this understanding, on October 22, 2002, we sold 564,810 common shares (188,270 shares pre-split) to eleven of those individuals, and issued a five-year warrant to purchase 375,000 common shares (125,000 shares pre-split) for $0.007 per share to one of those individuals, in consideration of their cash investment of $17,786. We further agreed that should we raise more than $2 million in certain offerings, to pay 4% of the proceeds of those offerings to those individuals up to the amount of $480,350. We are currently in discussion with those individuals relative to the payment of this obligation based upon certain issue we believe may relieve us of the liability to make such payment, and have entered into settlement agreements with four of those investors releasing the Company from the obligation to pay $110,000 of the $480,350. See Note 7, "Contingent Settlement Payable".

Since March 1, 2003, Dr. Drakulic has worked for the Company on a full-time basis even though the loan-out agreement only provides for the provision of part-time services. The Company has agreed to characterize these additional services as being provided by Dr. Drakulic as an employee, and to pay him $7,500 annually as compensation for their provision.

On March 10, 2003, as additional incentive for the performance of Dr. Drakulic, the Company granted to B World Technologies options entitling it to purchase 750,000 shares of common stock at $0.95 per share. These options vest quarterly over a four-year term, and lapse, if not exercised, on March 9, 2008.

Mr. Ellsworth Roston, one of the Company's Directors, provides consulting services to the Company under a two-year agreement dated November 1, 2002. Under this agreement, Mr. Roston provides advice to the Company relating to engineering, developing and refining the Company's products and technologies. Mr. Roston also agreed under the agreement to act as a member of the Company's Board of Directors during its term. Mr. Roston is a patent attorney who handles the Company's patent work. The agreement specifically provides that the consulting services provided by Mr. Roston will not include any legal work, for which the Company will compensate him separately. In compensation for his consulting services, the Company granted to Mr. Roston 225,000 "restricted" shares of common stock (75,000 shares pre-split). See Note 10, "Other Equity Transactions".

Dr. Lowell T. Harmison, one of the Company's Directors, provides consulting services to the Company under a three-year agreement dated February 14, 2003. Under this agreement, Dr. Harmison provides advice to the Company in the areas of technological support and strategy, product development, medical and scientific advisory board development, and FDA regulation. The compensatory terms of the agreement are as follows:

- The Company is obligated to pay Dr. Harmison $36,000 per year over the term of the agreement, payable quarterly. Dr. Harmison was entitled to receive upon execution of the agreement an initial grant of options entitling him to purchase 216,000 shares of common stock, in two tranches of 108,000 options, (36,000 shares pre-split) at $0.97 per share, exercisable over five years. The first tranche of 108,000 options vest immediately and the second tranche of 108,000 options vest over three years on a quarterly basis. The fair value of the first tranche of options was $80,456 estimated using the Black-Scholes option-pricing model computed as of the measurement dates, which is the grant date, with the following assumptions: (i) dividend yield of 0%, (ii) expected volatility of 158.48%, (iii) weighed-average risk-free interest rate of approximately 1.65, and (iv) expected life of 1.5 years. The second tranche of 108,000 options are measured on the vesting dates which are the dates that the services were completed. As of December 31, 2003 there have been three quarterly vestings which were fair valued with the Black Scholes model at $74,643 and are amortized over the remaining life of the contract. The following assumptions were used in the model: (i) dividend yield of 0%, (ii) expected volatility range between 53.84% and 114.24%, (iii) weighted average risk free rate range of between 1.42% and 1.86%, and (iv) expected life of 1.5 years.

- Dr. Harmison is entitled to receive options exercisable into shares of common stock in tranches of 20,000 shares per milestone for assisting the Company in attaining various milestones determined by the Company's Board of Directors, including the preparation and filing with the FDA of a 510(k) application for the Company's product, approval of that application by the FDA, and market launch of that product.

- A grant of 20,000 shares of common stock in the event of a "change in control" as that term is defined in the agreement.

In the event the agreement is terminated by the Company for any reason other than negligence, misconduct, breach of its material terms by Dr. Harmison or the failure of Dr. Harmison to render services in a reasonable fashion, all compensation prospectively payable under the agreement will become due and payable in 90 days.

13. SUBSEQUENT EVENTS

On January 28, 2004, the Company received a 510(k) approval from the Food and Drug Administration ("FDA") to proceed with the sales and marketing of its first medical device, a 12-lead, 24-hour ECG heart monitoring device. The approval provides that the Company may market the device subject to requirements of annual registration, listing of devices, good manufacturing practice, labeling, prohibitions against misbranding and adulteration as well as other legal provisions.

SIGNATURES OF EXECUTIVE OFFICERS

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this annual report on form 10-KSB to be signed on its behalf by the undersigned, thereunto duly authorized on May 12, 2004.

RECOM MANAGED SYSTEMS, INC.

By: */s/ Marvin H. Fink*
Marvin H. Fink,
Chief Executive Officer and President
(principal executive officer)

By: */s/ Charles Dargan*
Charles Dargan
Interim Chief Financial Officer
(principal accounting and financial officer)

SIGNATURES OF BOARD OF DIRECTORS

In accordance with the Exchange Act, this annual report on form 10-KSB has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By:	*/s/ Marvin H. Fink* Marvin H. Fink	Chief Executive Officer, President and Chairman of the Board (principal executive officer)	May 12, 2004
By:	*/s/ Ellsworth Roston** Ellsworth Roston	Director	May 12, 2004
By:	*/s/ Robert Koblin** Robert Koblin	Director	May 12, 2004
By:	*/s/ Lowell T. Harmison** Lowell T. Harmison	Director	May 12, 2004
By:	*/s/ Jennifer Black** Jennifer Black	Director	May 12, 2004

* By: */s/ Marvin H. Fink*
Marvin H. Fink
Agent-In Fact